EXHIBIT 2.1

PURCHASE AGREEMENT AND

AGREEMENT AND PLAN OF MERGER

DATED AS OF FEBRUARY 8, 2006

AMONG

OAKLEY, INC.,

a Washington corporation,

HELMS Acquisition Corp. 1,

a California corporation,

HELMS ACQUISITION CORP. 2,

a California corporation,

OLIVER PEOPLES, INC.,

a California corporation,

AND

KENNETH LORENCE OPTICIANS, INC.,

a California corporation

TABLE OF CONTENTS

ARTICLE I. DEFINITIONS		2

1.1	Terms Defined Elsewhere	2
1.2	Defined Terms	4

ARTICLE II. THE MERGER		13

2.1	The Merger	13
2.2	Closing	13
2.3	Effective Time	13
2.4	Effect of the Merger	14
2.5	Articles of Incorporation	14
2.6	Bylaws	14
2.7	Officers and Directors of the Surviving Entity	14

ARTICLE III. EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY; EXCHANGE OF CERTIFICATES		14

3.1	Effect on Capital Stock in the Merger	14
3.2	Estimated Working Capital Adjustment	15
3.3	Final Working Capital Adjustment.	15
3.4	Contingent Earn-Out Payment to Company Shareholders.	17
3.5	Set-Off Right	18
3.6	Dissenting Shares.	19
3.7	Escrow.	20
3.8	Seller Representative.	21
3.9	Exchange of Certificates.	23
3.10	Estimated Severance Working Capital Adjustment	24
3.11	Severance Payments and Severance Working Capital Adjustment.	24

ARTICLE IV. KLO MERGER		26

4.1	The KLO Merger.	26
4.2	KLO Closing.	26
4.3	KLO Effective Time.	26
4.4	Effect of the KLO Merger.	26
4.5	Articles of Incorporation.	26
4.6	Bylaws.	26
4.7	Officers and Directors of the KLO Surviving Entity.	27
4.8	Effect on Capital Stock in the KLO Merger.	27
4.9	KLO Dissenting Shares.	27
4.10	Exchange of Certificates.	28

ARTICLE V. PURCHASE AND SALE OF MT STOCK		29

5.1	Purchase and Sale of MT Stock	29
5.2	MT Purchase Price.	29

ARTICLE VI. INTENTIONALLY OMITTED		30

ARTICLE VII. REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND KLO		30

7.1	Organization, Standing and Power	30
7.2	Capital Structure.	30
7.3	Authority; No Conflicts; Consent.	32
7.4	Financial Statements.	33
7.5	No Undisclosed Liabilities	34
7.6	Promotions and Allowances	34
7.7	Inventory	34
7.8	Compliance with Applicable Laws; Regulatory Matters.	34
7.9	Litigation	35
7.10	Taxes.	35
7.11	Absence of Certain Changes or Events.	38
7.12	Vote Required	39
7.13	Material Agreements.	39
7.14	Employee Benefit Plans; ERISA	41
7.15	Brokers or Finders	43
7.16	Real Property; Personal Property.	43
7.17	Affiliated Transactions and Certain Other Agreements	43
7.18	Environmental Matters	44
7.19	Intellectual Property.	45
7.20	Employees and Labor Matters.	46
7.21	Insurance	47
7.22	Payables	47
7.23	Accounts Receivable	47
7.24	Customer and Supplier Relationships.	48
7.25	Absence of Certain Business Practices	48
7.26	Assets	48
7.27	Books and Records	49
7.28	Foreign Corrupt Practices Act	49
7.29	Customs	49
7.30	No Withholding	50

ARTICLE VIII. REPRESENTATIONS AND WARRANTIES OF PARENT		50

8.1	Organization, Standing and Power	50
8.2	Authority; No Conflicts.	50
8.3	Interim Operation of Merger Sub	51
8.4	Brokers or Finders	52

ARTICLE IX. COVENANTS RELATING TO CONDUCT OF BUSINESS OF THE SELLING ENTITIES		52

9.1	Conduct of Business by the Selling Entities Pending the Closing	52
9.2	Tax Matters	56

ARTICLE X. ADDITIONAL AGREEMENTS		57

10.1	Notification of Certain Matters	57
10.2	Access to Information; Confidentiality.	58
10.3	No Solicitation of Competing Transactions.	58
10.4	Appropriate Action; Consents; Filings.	59
10.5	Public Announcements	60
10.6	Fees and Expenses	60
10.7	Employee Matters.	60

ARTICLE XI. CONDITIONS TO CLOSING		62

11.1	Conditions to Each Party's Obligation to Effect the Closing	62
11.2	Conditions Prior to Closing of the Company and KLO.	62
11.3	Conditions Prior to Closing of the Parent	63

ARTICLE XII. RECOURSE TO ESCROW AND INDEMNIFICATION		67

12.1	Survival of Representations, Warranties, Covenants and Agreements.	67
12.2	Indemnification.	67
12.3	Procedure for Claims between Parties.	71
12.4	Defense of Third-Party Claims.	72
12.5	Resolution of Conflicts and Claims.	74

ARTICLE XIII. TERMINATION		76

13.1	Termination	76
13.2	Effect of Termination	76

ARTICLE XIV. GENERAL PROVISIONS		77

14.1	Amendment	77
14.2	Extension; Waiver	77
14.3	Notices	77
14.4	Interpretation	79
14.5	Counterparts	79
14.6	Entire Agreement; No Third Party Beneficiaries.	80
14.7	Governing Law	80
14.8	Severability	80
14.9	Assignment	80
14.10	Mediation	81
14.11	Enforcement	81
14.12	Acknowledgment	81

Schedule A	Payment Percentages
Schedule B-1	Persons Charged with "Knowledge" of OP Entities' Matters
Schedule B-2	Persons Charged with "Knowledge" of KLO Matters
Schedule C	Officers, Directors and Managing Members
Schedule D	Transaction Expenses
Schedule E	Calculation of the Contingent Purchase Price Payment
Exhibit A	Form of Release Agreement
Exhibit B-1	Form of Agreement of Merger
Exhibit B-2	Form of KLO Agreement of Merger
Exhibit C	Form of Escrow Agreement
Exhibit D	Form of Legal Opinion of Counsel to L. Leight
Exhibit E	Form of Affidavit of Lost Certificate
Exhibit F	Form of Seller Representative Letter
Exhibit G	Form of Purchase Agreement for MT

This PURCHASE AGREEMENT AND AGREEMENT AND PLAN OF MERGER, dated as of February 8, 2006 (this "Agreement"), is made and entered into by and among Oakley, Inc., a Washington corporation ("Parent"), Helms Acquisition Corp. 1, a California corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), Helms Acquisition Corp. 2, a California corporation and a wholly-owned subsidiary of Parent ("KLO Merger Sub"), Oliver Peoples, Inc., a California corporation (the "Company") and Kenneth Lorence Opticians, Inc., a California corporation ("KLO").

R E C I T A L S

A.        The respective Boards of Directors of Merger Sub and the Company have each determined that the Merger (as defined below) is in the best interests of their respective shareholders and have approved the Merger upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, no par value, of the Company ("Company Common Stock") will be converted into the right to receive the Company Per Share Consideration (as defined herein);

B.         In order to effectuate the foregoing, upon the terms and subject to the conditions of this Agreement and in accordance with the California Corporations Code ("CCC"), Merger Sub will merge with and into the Company with the Company as the Surviving Entity (the "Merger");

C.        The respective Boards of Directors of KLO Merger Sub and KLO have each determined that the KLO Merger (as defined below) is in the best interests of their respective shareholders and have approved the KLO Merger upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of KLO Common Stock (as defined herein) will be converted into the right to receive the KLO Per Share Consideration (as defined herein);

D.        In order to effectuate the foregoing, upon the terms and subject to the conditions of this Agreement and in accordance with the CCC, KLO Merger Sub will merge with and into KLO with KLO as the KLO Surviving Entity (the "KLO Merger");

E.         Prior to the Closing (as defined herein), the Company will transfer to L. Leight all of the issued and outstanding capital stock of Mosley Tribes, Ltd., a California corporation ("MT"), and at the Closing, Parent desires to acquire all of the issued and outstanding capital stock of MT, and L. Leight desires to sell the same, on the terms and conditions set forth herein; and

F.         Parent, Merger Sub, the Company, KLO and KLO Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and the purchase of the capital stock of MT.

A G R E E M E N T

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and other valuable consideration, the sufficiency and receipt of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I.
DEFINITIONS

1.1              Terms Defined Elsewhere.  The following terms are defined elsewhere in this Agreement, as indicated below.

                                                                                                                                        Location of

Definition                                                                                                                    Defined Term

AAA	Section 12.5(c)
Affiliates	Section 7.17
Agreement	Preamble
Agreement of Merger	Section 2.3
Barton Employment Agreement	Section 11.3(w)
Basket	Section 12.2(c)(i)
CCC	Recital B
CERCLA	Section 12.2(c)(iii)
Closing	Section 2.2
Closing Date	Section 2.2
Closing Date Severance Working Capital	Section 3.11(a)
Closing Date Working Capital	Section 3.3(a)
COBRA	Section 7.14(e)
Company	Preamble
Company 401(K) Plan	Section 10.7(d)
Company Board Recommendation	Section 7.3(a)
Company Common Stock	Recital A
Company Indemnified Parties	Section 12.2(b)
Company Indemnified Party	Section 12.2(b)
Company Indemnifying Parties	Section 12.2(a)
Company Indemnifying Party	Section 12.2(a)
Contingent Purchase Price Payment	Section 3.4(d)
CTS	Section 11.3(v)
Customers	Section 7.11(a)
Damage Payment	Section 12.2(d)
Damages	Section 12.2(a)
Determination Date	Section 3.3(b)
Disclosure Letter	Article VII
Dispute Notice	Section 3.4(b)
Dissenting Shareholder	Section 3.6(a)
Dissenting Shares	Section 3.6(a)
Effective Time	Section 2.3
Environmental Law	Section 7.18
ERISA	Section 7.14(a)
ERISA Affiliate	Section 7.14(a)
Escrow	Section 3.7(a)
Escrow Agreement	Section 3.7(a)
Estimated Severance Working Capital	Section 3.10
Estimated Severance Working Capital Statement	Section 3.10
Estimated Working Capital	Section 3.2
Estimated Working Capital Statement	Section 3.2
Excess Payments	Section 3.6(d)
Expenses	Section 10.6
Final Net Sales Statement	Section 3.4(c)
First Release Date	Section 3.7(a)(i)
GAAP	Section 7.4(b)
Governmental Entity	Section 7.3(b)
Hazardous Substance	Section 7.18
Insurance Policies	Section 9.1
Intellectual Property Rights	Section 7.19(a)
Interim Balance Sheet	Section 7.4(a)
Interim Financial Statements	Section 7.4(a)
KLO	Preamble
KLO Agreement of Merger	Section 4.3
KLO Board Recommendation	Section 7.3(a)
KLO Dissenting Shareholder	Section 4.9(a)
KLO Dissenting Shares	Section 4.9(a)
KLO Excess Payments	Section 4.9(d)
KLO Merger	Recital D
KLO Merger Effective Time	Section 4.3
KLO Merger Sub	Preamble
KLO Required Shareholder Vote	Section 7.12
KLO Surviving Entity	Section 4.1
Liens	Section 7.2(f)
Material Agreement	Section 7.13(a)
Merger	Recital B
Merger Sub	Preamble
MT	Recital E
MT Payment Date	Section 5.2(b)
MT Purchase Agreement	Section 5.1
MT Purchase Price	Section 5.2(a)
MT Stock	Section 5.1
Net Sales Statement	Section 3.4(a)
Notice	Section 12.3(a)
Notice of Set-Off Dispute	Section 3.5
Objection Notice	Section 12.3(c)
Parent	Preamble
Parent Indemnified Parties	Section 12.2(a)
Parent Indemnified Party	Section 12.2(a)
Parent Indemnifying Parties	Section 12.2(b)
Parent Indemnifying Party	Section 12.2(b)
Parent Objection Notice	Section 12.3(d)
Percentage of Contingent Purchase Price Payment	Section 3.4(d)
Permits	Section 7.8(a)
Post-Closing Tax Period	Section 9.2(d)
Pre-Closing Return	Section 9.2(d)
Real Property	Section 7.16(a)
Required Shareholder Vote	Section 7.12
Second Release Date	Section 3.7(a)(ii)
Seller Representative Letter	Section 3.8(g)
Selling Entity Employees	Section 7.20(b)
Set-Off Notice	Section 3.5
Set-Off Review Period	Section 3.5
Severance Working Capital Statement	Section 3.11(a)
Straddle Period	Section 12.2(a)(vi)
Surviving Entity	Section 2.1
Tax Contest	Section 9.2(d)
Third Party Claim	Section 12.4(a)
Third Party Notice	Section 12.4(a)
Transfer Taxes	Section 9.2(e)
Violation	Section 7.3(c)
Working Capital Statement	Section 3.3(a)

1.2       Defined Terms.  As used in this Agreement, the terms below shall have the following meanings.  Any of such terms, unless the context requires otherwise, may be used in the singular or plural, depending upon the reference.

(a)                “Auditor” means an independent accounting firm mutually acceptable to Parent and the Seller Representative (which accounting firm has not, within the prior 24 months, provided services to Parent, the Selling Entities, or any Affiliate of any of them).  If Parent and the Seller Representative are unable to agree upon an independent accounting firm within ten (10) days of determination by the Parent or the Seller Representative that an auditor is necessary to resolve disputes hereunder, an independent accounting firm selected by Parent (which accounting firm has not, within the prior 24 months, provided services to Parent, the Selling Entities, or any Affiliate of any of them) and an independent accounting firm selected by the Seller Representative (which accounting firm has not, within the prior 24 months, provided services to any of the Selling Entities or any Affiliate of any of them) shall select an independent accounting firm (which accounting firm has not, within the prior 24 months, provided services to Parent, the Selling Entities, or any Affiliate of any of them) and such independent accounting firm shall be the Auditor.

(b)               “Barton Indebtedness” means the amount of the Company’s contingent Liability to pay to William Barton an acquisition bonus at the Closing pursuant to Section 15 of the Barton Employment Agreement.

(c)                “Board of Directors” means the Board of Directors of any specified Person and any properly serving and acting committees thereof.

(d)               “Certificate” means a certificate which (i) immediately prior to the Effective Time of the Merger represented outstanding shares of Company Common Stock or (ii) immediately prior to the KLO Merger Effective Time represented outstanding shares of KLO Common Stock.

(e)                “Code” means the Internal Revenue Code of 1986, as amended.

(f)                 “Comerica Debt” means any Liability, cost or expense owed by any of the OP Entities as of the Closing Date under any of the following agreements:  (a) Promissory Note dated November 30, 2000 and maturing May 30, 2006 between Imperial Bank (now known as Comerica Bank) as lender and MY-OP (NY) LLC and the Company as co-borrowers, (b) Amended and Restated Credit Agreement dated as of September 1, 2000 between Oliver Peoples, Inc. and Imperial Bank (now known as Comerica Bank), (c) Commercial Security Agreement dated November 30, 2000 between MY-OP (NY) LLC as Grantor and Imperial Bank (now known as Comerica Bank) as Lender, or (d) Loan and Security Agreement (Accounts and Inventory) dated July 15, 2005 and terminating July 31, 2006 between Comerica Bank as secured party and the Company and MT as borrower.

(g)                “Company Per Share Consideration” means the Company Purchase Price divided by the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time of the Merger (other than any shares that may be subject to the Manheim Indebtedness).

(h)                “Company Purchase Price” means $39,000,000, (i) minus the Quasi-Equity Indebtedness, (ii) plus or minus the Estimated Working Capital Adjustment (which adjustment to the Company Purchase Price is described in the definition of Estimated Working Capital Adjustment), (iii) plus the Estimated Severance Working Capital Adjustment (which adjustment to the Company Purchase Price is described in the definition of Estimated Severance Working Capital Adjustment).

(i)                  “Company Shareholder” means a holder of Company Common Stock, unless otherwise noted (other than any shares that may be subject to the Manheim Indebtedness).

(j)                 “Competing Transaction” means any (a) merger, consolidation, business combination (including by way of merger, consolidation, business combination, share exchange or joint venture) or similar transaction involving any of the Selling Entities pursuant to which the Company Shareholders or KLO Shareholders, as applicable, immediately preceding such transaction hold less than 100% of the Equity Interests or voting power in (i) the surviving or resulting entity of such transaction or (ii) the parent entity of the surviving or resulting entity of such transaction, in either case, in substantially the same proportions as they held the voting Equity Interests of the applicable Selling Entity immediately preceding such transaction, (b) direct or indirect sale, or other disposition, in one transaction or a series of transactions, by share exchange, joint venture or otherwise, of assets representing 10% or more of the consolidated assets of any of the Selling Entities, (c) issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 10% or more of the voting power of any of the Selling Entities, (d) transaction, including any tender offer or exchange offer, that if consummated would result in any Person or group beneficially owning 10% or more of any class of Equity Interests of the any of the Selling Entities or in which any Person or group shall acquire the right to acquire beneficial ownership of 10% or more of the outstanding voting securities of any of the Selling Entities, (e) the sale or license of any Intellectual Property owned by any of the Selling Entities, or used in the operation of their business other than in the ordinary course of business consistent with past practice or (f) any combination of the foregoing, in each case, other than the Mergers and the transactions contemplated by this Agreement, including the Contemporaneous Ancillary Transactions.

(k)               “Contemporaneous Ancillary Transactions” means any or all of the following: (a) the termination or resignation of William Barton from the employ of the Company and its Subsidiaries, (b) the spin-off of the Sunset Store pursuant to the KLO Documents, (c) the transfer of MT to L. Leight, (d) the payment or settlement of the Manheim Indebtedness and the Barton Indebtedness, (e) the payment by any of the Selling Entities of all of its Expenses (including the legal and accounting fees and expenses of the Company Shareholders and KLO Shareholders), (f) the acquisition by the Company of William Barton’s 25% interest in CTS, (g) the entry into settlement agreements with William Barton and Robert Fiddler with respect to their employment, severance and termination of interests and rights with respect to the OP Entities, (h) the payment by KLO of any available cash (without the incurrence of debt) to any of the KLO Shareholders on or before the Closing or the payment of any dividends which were declared prior to the date of this Agreement, (i) the payment by the Company of the dividend declared by the board of directors of the Company on June 2, 2005, (j) the possible termination or resignation of Robert Fiddler from the employ of the Company and its Subsidiaries and (k) the transfer to any Company Shareholder or KLO Shareholder of life and/or disability insurance policies with respect to any such shareholder (or trustee with respect to a shareholder that is a trust), provided that in the case of any such policy held by the Company that has a cash surrender value, such shareholder must reimburse the Company on or prior to the Closing in a cash amount equal to such cash surrender value.

(l)                  “Encumbrance” means any lien, pledge, mortgage, security interest, claim, charge, easement, limitation, commitment, encroachment, restriction (other than a restriction on transferability imposed by federal or state securities laws) or other encumbrance of any kind or nature whatsoever (whether absolute or contingent).

(m)              “Employment Agreements” means those certain employment agreements dated as of the date hereof between the Company and L. Leight and between the Company and Robert Fiddler.

(n)                “Escrow Agent” means Wells Fargo Bank, N.A.

(o)               “Estimated Severance Working Capital Adjustment” means the adjustment to the Company Purchase Price as follows:  (a) if the Estimated Severance Working Capital is greater than the Severance Working Capital Target, then the Company Purchase Price shall be increased by zero, or (b) if the Working Capital Target is greater than the Estimated Severance Working Capital, then the Company Purchase Price shall be increased by the Severance Working Capital Target minus the Estimated Severance Working Capital; provided, however, that in no event shall the Estimated Severance Working Capital Adjustment exceed the Severance Liability minus One Million Dollars ($1,000,000).

(p)               “Estimated Working Capital Adjustment” means the adjustment to the Company Purchase Price as follows:  (a) if the Estimated Working Capital is greater than the Working Capital Target, then the Company Purchase Price shall be increased by the Estimated Working Capital minus the Working Capital Target, or (b) if the Working Capital Target is greater than the Estimated Working Capital, then the Company Purchase Price shall be decreased by the Working Capital Target minus the Estimated Working Capital.

(q)               “Equity Interest” means any share, capital stock, partnership, member or similar interest in any entity, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

(r)                 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(s)                “Fiddler Employment Agreement” means that certain Employment Agreement dated as of April 1, 2004 by and between the Company and Robert Fiddler.

(t)                 “Fred Manheim Notes” means, collectively, the following:  (a) Promissory Note between Fred Manheim (Maker) and Oliver Peoples, Inc. (Holder) dated November 26, 2003 and due January 7, 2004 for $20,000 and (b) Promissory Note between Fred Manheim (Maker) and Oliver Peoples, Inc. (Holder) dated September 30, 2004 and due September 30, 2005 for $24,023.35.

(u)                “Hartzler Disputes” means any or all of the following disputes:  (1) Hartzler v. Oliver Peoples, Inc.  Filed Dec. 10, 2002 in Los Angeles County Superior Court.  Case No. BC286738. and (2) the counterclaim filed by Kenneth Schwartz on April 6, 2004 in the action entitled Hartzler v. Oliver Peoples, Inc. in Los Angeles County Superior Court.  Case No. BC286738, including without limitation the appeal described as 2nd Civil No. B176579, in the Court of Appeal of the State of California, Second Appellate District, Division 4.

(v)                “Indemnified Party” means a Parent Indemnified Party or a Company Indemnified Party in the exercise of its rights as such pursuant to this Agreement.

(w)              “Indemnifying Party” means a Parent Indemnifying Party or a Company Indemnifying Party in the satisfaction of its obligations as such pursuant to this Agreement.

(x)                “Intellectual Property” means all industrial and intellectual property rights, including Proprietary Technology, patents, patent applications, trademarks, trademark applications and registrations, service marks, service mark applications and registrations, copyrights, know-how, licenses, domain names, trade secrets, proprietary processes, formulae and customer lists.

(y)                “IRS” means the United States Internal Revenue Service or any successor agency.

(z)                “KLO Common Stock” means the issued and outstanding shares of common stock, no par value per share, of KLO.

(aa)            “KLO Documents” means, collectively, the Asset Contribution and Assumption Agreement by and between KLO and KLO Retail, LLC, dated as of February __ 2006, and the Membership Interest Purchase Agreement by and between KLO and L. Leight dated as of even date herewith.

(bb)           “KLO Per Share Consideration” means $11,500,000 divided by the number of shares of KLO Common Stock issued and outstanding immediately prior to the KLO Merger Effective Time.

(cc)            “KLO Shareholder” means a holder of KLO Common Stock.

(dd)           “Knowledge” means, as applied to any Person, the knowledge after due inquiry of any of the officers, managers or other principal employees of such Person; provided, however, that when applied to the OP Entities, “Knowledge” means the knowledge after due inquiry of the persons set forth on Schedule B-1 hereof and when applied to KLO, “Knowledge” means the knowledge after due inquiry of the persons set forth on Schedule B-2 hereof.

(ee)            “L. Leight” means Lorence H. Leight.

(ff)               “Law” means any federal, state, local or foreign statute, code, ordinance, rule, treaty, regulation, order, judgment, writ, stipulation, award, injunction, and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, judgment, stipulation, injunction, permit, authorization, policy, opinion, or agency requirement, in each case having the force and effect of law.

(gg)            “Liabilities” means all indebtedness, obligations and other liabilities of a Person, whether absolute, accrued, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due.

(hh)            “Manheim Indebtedness” means the amount of the Company’s total indebtedness at the Closing owed to (1) Harold and Dianne Manheim or (2) the Harold N. Manheim, or his successors, Trustees of the Harold Norman Manheim 1989 Living Trust Dated November 20, 1989 pursuant to (i) the Stock Purchase Agreement dated July 1, 2001 by and between the Company and Harold and Dianne Manheim, (ii) the Secured Promissory Note dated July 1, 2001 by and between the Company and Harold Manheim, as Trustee of the First Amended and Restated Harold Norman Manheim 1989 Living Trust, (iii) the Pledge Agreement dated July 1, 2001 by and among the Company, Harold and Dianne Manheim and First America Trust Company and (iv) the Assignment dated May 26, 2005, executed by Harold Manheim in favor of Harold N. Manheim, or his successors, Trustees of the Harold Norman Manheim 1989 Living Trust Dated November 20, 1989.

(ii)                “Material Adverse Effect” means, with respect to any entity, any change, circumstance, event or effect that, individually or in the aggregate, is or is reasonably likely to be materially adverse to the business, operations, assets, Liabilities, prospects, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, or would prevent such Person from performing its obligations under this Agreement; provided that (i) with respect to Parent, solely a change in the market price of Parent Common Stock shall not be a Material Adverse Effect on Parent; (ii) with respect to Parent, KLO and the Company, any change shall not be a Material Adverse Effect if it is as a result of general economic conditions; and (iii) with respect to any of the Selling Entities, none of the Contemporaneous Ancillary Transactions shall constitute a Material Adverse Effect.

(jj)               “Mergers” means the Merger and the KLO Merger.

(kk)           “MT Net Sales” means, during the one year period ending on December 31, 2006 or December 31, 2007, as applicable, the gross sales, less any returns and allowances of MT (calculated on a basis consistent with the accounting policies, practices, procedures and principles used in preparing the Reference Balance Sheet) to third parties or any Affiliate of Parent generated from the sale of products bearing the Intellectual Property of MT as conducted by Parent, any Affiliate of Parent (including the Selling Entities), or any transferee of Parent or such Affiliates.  For purposes of calculating the amount of MT Net Sales, the gross sales price for any product sold shall be either (1) for sales to any Affiliate of Parent which is engaged in the retail sale of the products, the wholesale price at which Parent, any Affiliate of Parent (including any of the Selling Entities) or any transferee of Parent or such Affiliate, sells such product to such Affiliate or (2) for sales to any third party customer, the wholesale price at which such third party customer purchases such product.

(ll)                “Net Sales” means, for the one year period ending on December 31, 2006, the gross sales, less any returns and allowances (calculated on a basis consistent with the accounting policies, practices, procedures and principles used in preparing the Reference Balance Sheet) to third parties or any Affiliate of Parent generated (i) from the sale of products bearing the Intellectual Property of the OP Entities or KLO as conducted by Parent, any Affiliate of Parent (including the Selling Entities), or any transferee of Parent or such Affiliates, and (ii) without duplication, by any of the OP Entities regardless of brand; provided, however, that in no event shall Net Sales include amounts attributable to sales to the Sunset Store (calculated on a basis consistent with the accounting policies, practices, procedures and principles used in preparing the Reference Balance Sheet) to the extent (and only to the extent) that such amounts are in excess of the product of (A) such sales, to the Sunset Store for the one year period ended on December 31, 2005 and (B) the greater of (1) 125% and (2) 100% plus the percentage increase in gross retail sales at the Sunset Store from the one year period ended on December 31, 2005 to the one year period ending on December 31, 2006.  For purposes of calculating the amount of Net Sales, the gross sales price for any product sold shall be either (1) for sales to any Affiliate of Parent which is engaged in the retail sale of the products, the wholesale price at which Parent, any Affiliate of Parent (including any of the Selling Entities) or any transferee of Parent or such Affiliate, sells such product to such Affiliate or (2) for sales to any third party customer, the wholesale price at which such third party customer purchases such product.

(mm)        “Non-Competition Agreement” means that certain non-competition and non-solicitation agreement dated as of the date hereof between the Company, Parent and L. Leight.

(nn)            “OP Entities” means the Company and each of its Subsidiaries, which shall be deemed to include MT.

(oo)           “Organizational Documents” means, with respect to any entity, the certificate or articles of incorporation, bylaws, operating agreement or other governing documents of such entity.

(pp)           “Parent Common Stock” means the issued and outstanding share of common stock, par value $0.01 per share, of the Parent.

(qq)           “Permitted Encumbrances” means (i) liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and as to which appropriate reserves (to the extent required by GAAP) have been established in the books and records of the applicable Selling Entity; or (ii) mechanics’, materialmen’s, carriers’, warehousemen’s, landlord’s and similar Liens securing obligations not yet delinquent or which are being contested in good faith by appropriate proceedings and as to which appropriate reserves (to the extent required by GAAP) have been established in the books and records of the applicable Selling Entity.

(rr)              “Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, entity or group (as defined in the Section 3(9) of the Exchange Act).

(ss)             “Plan” means (i) each of the “employee benefit plans” (as such term is defined in Section 3(3) of ERISA) of which any of the Selling Entities or any ERISA Affiliate is a sponsor or participating employer or as to which any of the Selling Entities or any ERISA Affiliate makes contributions or is required to make contributions or under which any of the Selling Entities or any ERISA Affiliate has or may have any obligation or Liability (contingent or otherwise), and (ii) any employment, severance or other, plan, trust, fund, agreement, arrangement or policy of any of the Selling Entities or any ERISA Affiliate (whether written or oral) providing for health, life, vision or dental insurance coverage (including self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, termination or severance benefits, or pension retirement benefits, fringe benefits, or for profit sharing, deferred compensation, bonuses, stock options, stock appreciation or other forms of incentive compensation, or post-retirement insurance, compensation or benefits.

(tt)               “Proprietary Technology” means all processes, formulae, inventions, trade secrets, know-how, development tools and other rights used by any of the Selling Entities pertaining to any product, software or service manufactured, marketed, licensed or sold by any of the Selling Entities in the conduct of their businesses or used, employed or exploited in the development, license, sale, marketing, distribution or maintenance thereof, and all documentation and media constituting, describing or relating to the above, including manuals, memoranda, know-how, notebooks, software, records and disclosures.

(uu)            “Quasi-Equity Indebtedness” means, collectively, the Barton Indebtedness and the Manheim Indebtedness.

(vv)            “Reference Balance Sheet” means the reviewed consolidated balance sheet of the Company as of March 31, 2005.

(ww)        “Reference Balance Sheet Date” means March 31, 2005.

(xx)            “Release Agreements” means those certain release agreements dated as of the Closing Date in favor of Parent, the Selling Entities and each of their respective Affiliates, Subsidiaries and Representatives, by each of the KLO Shareholders and each of the Company Shareholders, substantially in the form set forth as Exhibit A hereto.

(yy)            “Representatives” means, collectively, the directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, and agents and other representatives of any Person.

(zz)             “Schwartz Disputes” means any or all of the following disputes:  (1) In the Matter of the Arbitration Between Kenneth Schwartz, Claimant v. Lorence Leight, Respondent.  JAMS Ref. No. 1210024822 and (2) Kenneth Schwartz v. Oliver Peoples, Inc. and Does 1-100, Inclusive.  Filed in Los Angeles County Superior Court on October 29, 2002.  Case No. BC284260.

(aaa)         “SEC” means the United States Securities and Exchange Commission, and any successor thereto.

(bbb)       “Securities Act” means the Securities Act of 1933, as amended.

(ccc)         “Seller Representative” initially means a committee consisting of L. Leight, Kenneth Schwartz and Anthony R. Pierno, as more fully described in Section 3.8 hereof.

(ddd)       “Selling Entities” means the Company, MT, KLO and each of their respective Subsidiaries, and “Selling Entity” refers to each of the Selling Entities.  As used in this Agreement, the term “Selling Entities” shall mean each of the Company, MT, KLO and each of the respective Subsidiaries, as well as the Company, MT, KLO and each of their respective Subsidiaries, collectively.

(eee)         “Severance Liability” means any Liability for severance owed to William Barton or Robert Fiddler by the Company or its Subsidiaries or Affiliates pursuant to (i) the last two sentences of Section 15(b) of the Barton Employment Agreement and (ii) Section 11 of the Fiddler Employment Agreement.

(fff)             “Severance Working Capital” means Working Capital, plus the Transaction Expenses, minus the Severance Liability, plus $1,000,000.

(ggg)         “Severance Working Capital Target” means Seven Million Five Hundred Thousand Dollars ($7,500,000).

(hhh)         “Stub Period” means the period beginning on April 1, 2005 and ending on November 30, 2005.

(iii)               “Subsidiary” when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, (i) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, where the general partnership interests are held by such party or any Subsidiary of such party and do not constitute a majority of the voting and economic interests in such partnership), or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

(jjj)             “Sunset Store” means the store that sells the Company’s products, owned by KLO as of the date hereof and located at 8642 West Sunset Boulevard, Los Angeles, California  90069.

(kkk)       “Sunset Store Agreement” means that certain Sunset Store License and Supply Agreement by and among the Company, KLO, Parent and KLO Retail, LLC, a California limited liability company, dated as of the date hereof.

(lll)               “Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

(mmm)   “Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(nnn)         “Transaction Expenses” means each of the following, which shall be set forth on Schedule D of this Agreement in reasonable detail: (a) Expenses paid by any of the OP Entities prior to the Closing, either on behalf of itself or on behalf of any of the Company Shareholders, any of the KLO Shareholders, or any officer, director or employee of any of the Selling Entities, (b) any bonus or other incentive compensation paid by or on behalf of any of the OP Entities to any employee, officer, director, Company Shareholder or KLO Shareholder in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or the transactions contemplated hereby (including without limitation the stay bonuses described in Section 7.13(a)(vii) of the Disclosure Letter), other than the Severance Liability, the Quasi-Equity Indebtedness and the Manheim Indebtedness, (c) any dividend paid or other distribution (whether in cash, stock or property) by any of the OP Entities prior to the Closing with respect to any Equity Interests of any of the OP Entities (other than the dividend declared by the board of directors of the Company on June 2, 2005) or (d) any costs, expenses or settlement payments made after January 1, 2006 and prior to the Closing by any of the OP Entities pursuant to the negotiation or settlement of the Hartzler Litigation or the Schwartz Litigation.

(ooo)       “Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

(ppp)       “Working Capital” means the calculation (calculated on a basis consistent with the accounting policies, practices, procedures and principles used in preparing the Reference Balance Sheet) of the current assets of the OP Entities, on a consolidated basis, minus the current liabilities of the OP Entities, on a consolidated basis; provided, however, that the following items shall not be included in the definition of Working Capital:  (i) an amount equal to the Quasi-Equity Indebtedness (to the extent the Quasi-Equity Indebtedness has been paid, such amount shall be added back), (ii) any expenses or costs incurred in connection with any financial audit required by Parent between the date hereof and the Closing, (iii) any payments or costs paid or payable to or for the benefit of Paul Smith Limited or its Affiliates in connection with satisfying the closing condition set forth in Section 11.3(o), and (iv) the Fred Manheim Notes (unless paid, in which event the cash will be included); provided, further, that the calculation of Working Capital shall include, without duplication, (A) a current liability comprised of all Expenses payable by the OP Entities on behalf of the Company Shareholders but not yet paid on the Closing Date and (B) the Comerica Debt as a current liability.

(qqq)       “Working Capital Target” means Seven Million Nine Hundred Fifty Thousand Dollars ($7,950,000).

ARTICLE II.
THE MERGER

2.1       The Merger.  At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the CCC, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease.  The Company shall continue as the surviving entity in the Merger (“Surviving Entity”).

2.2       Closing.  Upon the terms and subject to the conditions set forth in Article XI and the termination rights set forth in Article XIII, the closing of the Mergers and the other transactions contemplated hereby (including the Equity Interests purchase set forth in Article V hereof) (the “Closing”) will take place one business day after the satisfaction or waiver of the conditions set forth in Article XI, unless this Agreement has been terminated pursuant to its terms (the date of said Closing being referred herein as the “Closing Date”), unless another time or date is agreed to in writing by the parties hereto.  The Closing shall be held at the offices of Latham & Watkins LLP, 650 Town Center Drive, Suite 2000, Costa Mesa, California 92626, unless another place is agreed to in writing by the parties hereto.  For purposes of any calculations and allocations required to be made by any party hereunder, the Closing shall be deemed to occur at 12:00 midnight Pacific Time on the Closing Date.

2.3       Effective Time.  As soon as practicable on the Closing Date, the parties hereto shall cause the Merger to be consummated by filing an agreement of merger substantially in the form attached hereto as Exhibit B-1 (the “Agreement of Merger”) with the Secretary of State of the State of California.  The Merger shall become effective upon the filing of the Agreement of Merger with the Secretary of State of the State of California or such later time as may be agreed upon by each of the parties hereto and specified in the Agreement of Merger (the time the Merger becomes effective being the “Effective Time”).

2.4       Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Agreement of Merger and the applicable provisions of the CCC.  Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Entity, and all debts, Liabilities and duties of the Company and Merger Sub shall become the debts, Liabilities and duties of the Surviving Entity.

2.5       Articles of Incorporation.  At the Effective Time of the Merger, the articles of incorporation of the Company shall be amended and restated in its entirety to be identical to the articles of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by applicable law.

2.6       Bylaws.  At the Effective Time of the Merger, the bylaws of the Company shall be amended and restated in its entirety to be identical to the bylaws of Merger Sub, as in effect at the Effective Time, until thereafter changed or amended as provided therein or by applicable law.

2.7       Officers and Directors of the Surviving Entity.  The officers and directors set forth on Schedule C hereto shall be the officers and directors of the Surviving Entity and its Subsidiaries as of the Effective Time until the earlier of their resignation or removal or otherwise ceasing to be officers or directors or until their respective successors are duly elected and qualified, as the case may be.  The Company shall cause each officer and director of the Company and its Subsidiaries not listed on Schedule C to tender his or her resignation prior to the Effective Time, with each such resignation to be effective as of the Effective Time.

ARTICLE III.
EFFECT OF THE MERGER ON THE CAPITAL STOCK
OF THE COMPANY; EXCHANGE OF CERTIFICATES

3.1       Effect on Capital Stock in the Merger.  As of the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Merger Sub, the Company, the Company Shareholders or any holder of shares of the capital stock of Merger Sub:

(a)                Capital Stock of Merger Sub.  Each issued and outstanding share of capital stock of the Merger Sub shall be converted into and become one (1) fully paid and nonassessable share of common stock, par value $0.001 per share, of Surviving Entity.

(b)               Cancellation of Treasury Stock and Parent-Owned Stock.  Each share of Company Common Stock that is owned by the Company and each share of Company Common Stock that is owned by Parent, Merger Sub or any other wholly-owned subsidiary of Parent shall automatically be canceled and retired and shall cease to exist, and no Parent Common Stock or other consideration shall be delivered in exchange therefor.

(c)                Conversion of Company Common Stock.  Each share of Company Common Stock, issued and outstanding immediately prior to the Effective Time (other than dissenting shares, shares cancelled pursuant to Section 3.1(b) and any shares which may be subject to the Manheim Indebtedness), shall be converted into the right to receive a cash payment equal to the Company Per Share Consideration.  The Company Per Share Consideration may be adjusted after the Effective Time pursuant to Section 3.3 hereof.  As of the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of any shares of Company Common Stock shall cease to have any rights with respect thereto except (i) the right to receive, upon the surrender of such shares, the Company Per Share Consideration, (ii) the right to receive a pro rata portion of the Contingent Purchase Price Payment (as more fully described in Section 3.4(d)), and (iii) for such other rights as are evidenced by this Agreement and the transactions contemplated hereby.  Parent shall pay the Company Per Share Consideration (less each Company Shareholder’s portion of the Escrow) to the holders of the Company Common Stock on the Closing Date and shall pay, or cause to be paid, the Contingent Purchase Price Payment in accordance with the terms and conditions hereof.

3.2       Estimated Working Capital Adjustment.  At least five (5) business days prior to the Closing Date, the Company shall deliver to Parent a good faith estimate of the Working Capital on the Closing Date (such estimate, the “Estimated Working Capital”), including reasonable detail regarding the calculation of Working Capital (which shall include reasonable back-up documentation regarding the line items that make up Working Capital) (the “Estimated Working Capital Statement”).  The Estimated Working Capital Statement shall be prepared on a basis consistent with the accounting policies, practices, procedures and principles used in preparing the Reference Balance Sheet; provided, however, that the Company shall include an estimate of Working Capital for Oliver Peoples GmbH as of the Closing Date, not any prior date as has been the Company’s practice in the past.  The Company (on behalf of the Company Shareholders) and Parent each shall bear its own expenses in the preparation and review of the Estimated Working Capital Statement.

3.3       Final Working Capital Adjustment.

(a)                As soon as reasonably practicable following the Closing Date, but in no event more than sixty (60) days after the Closing Date, Parent shall cause to be prepared and delivered to the Seller Representative a statement of Working Capital on the Closing Date (the “Closing Date Working Capital”) substantially in the form of the Estimated Working Capital Statement (the “Working Capital Statement”).  The Working Capital Statement shall be prepared on a basis consistent with the accounting policies, practices, procedures and principles used in preparing the Reference Balance Sheet.  The Seller Representative will provide Parent and Parent will provide the Seller Representative reasonable access to any of the Company’s records not otherwise available to Parent or the Seller Representative, as the case may be, as a result of the transactions contemplated by this Agreement, to the extent reasonably related to the preparation of the Working Capital Statement and the calculation of Closing Date Working Capital.

(b)               If the Seller Representative shall disagree with the calculation of Closing Date Working Capital or any element of the Working Capital Statement relevant thereto, it shall, within thirty (30) days after receipt of the Working Capital Statement, notify Parent of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement.  In the event that the Seller Representative does not provide such notice of disagreement within such thirty (30) day period, the Seller Representative and the Company Shareholders shall be deemed to have accepted the Working Capital Statement and the calculation of the Closing Date Working Capital delivered by Parent, which shall be final, binding and conclusive for purposes of this Agreement and not subject to any further recourse by the Seller Representative or the Company Shareholders under any provision hereof.  In the event any such notice of disagreement is timely provided, Parent and the Seller Representative shall use reasonable best efforts for a period of thirty (30) days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the calculation of Closing Date Working Capital.  If, at the end of such period, they are unable to resolve such disagreements, then the Auditor shall resolve any remaining disagreements.  The Auditor shall determine as promptly as practicable whether the Working Capital Statement was prepared in accordance with the standards set forth in this Agreement and, only with respect to the disagreements submitted to the Auditor, whether and to what extent (if any) Closing Date Working Capital requires adjustment.  The Auditor shall promptly deliver to Parent and the Seller Representative its determination in writing, which determination shall be made subject to the definitions and principles set forth in this Agreement, and shall be (i) consistent with either the position of the Seller Representative or Parent or (ii) between the positions of the Seller Representative and Parent.  The fees and expenses of the Auditor shall be paid one-half by Parent and one-half by the Escrow Agent out of the Escrow (on behalf of the Company Shareholders).  The determination of the Auditor shall be final, binding and conclusive for purposes of this Agreement and not subject to any further recourse by Parent, the Seller Representative or the Company Shareholders under any provision hereof.  The date on which Closing Date Working Capital is finally determined in accordance with this Section 3.3. is hereinafter referred to as the “Determination Date.”

(c)                Within ten (10) business days of the Determination Date, one of the following shall occur:  (i) if the Estimated Working Capital exceeded the Working Capital Target and the Closing Date Working Capital exceeds the Working Capital Target, then the amount (which may be a positive or negative number) equal to the Closing Date Working Capital minus the Estimated Working Capital shall be paid to the Company Shareholders and Persons set forth on Schedule A by Parent (if such amount is a positive number) or to Parent by the Escrow Agent out of the Escrow (on behalf of the Company Shareholders) (if such amount is a negative number); (ii) if the Estimated Working Capital was below the Working Capital Target and the Closing Date Working Capital is below the Working Capital Target, then the amount (which may be a positive or negative number) equal to the Closing Date Working Capital minus the Estimated Working Capital shall be paid to the Company Shareholders and Persons set forth on Schedule A by Parent (if such amount is a positive number) or to Parent by the Escrow Agent out of the Escrow (on behalf of the Company Shareholders) (if such amount is a negative number); (iii) if the Estimated Working Capital exceeded the Working Capital Target but the Closing Date Working Capital is below the Working Capital Target, then the amount equal to the Estimated Date Working Capital minus the Closing Working Capital shall be paid to Parent by the Escrow Agent out of the Escrow (on behalf of the Company Shareholders); or (iv) if the Estimated Working Capital was below the Working Capital Target but the Closing Date Working Capital exceeds the Working Capital Target, then the amount equal to the Closing Date Working Capital minus the Estimated Working Capital shall be paid to the Company Shareholders and Persons set forth on Schedule A by Parent.  All amounts pursuant to this Section 3.3(c) shall be paid in cash by wire transfer of immediately available funds.  If amounts are due to the Company Shareholders and Persons set forth on Schedule A, such payments shall be paid according to the percentages set forth on Schedule A attached hereto.

3.4       Contingent Earn-Out Payment to Company Shareholders.

(a)                As promptly as practicable, but in any event not later than February 28, 2007, Parent shall prepare and deliver to the Seller Representative (and the Company shall provide Parent with all assistance as may be reasonably requested by Parent in connection with such preparation) a reasonably detailed statement setting forth Net Sales (the “Net Sales Statement”).

(b)               The Seller Representative may dispute the calculation of the Net Sales by providing written notice (a “Dispute Notice”) to Parent within thirty (30) days of Parent’s delivery of the Net Sales Statement to the Seller Representative.  The Dispute Notice shall identify each disputed item, specify the amount of such dispute and set forth in reasonable detail the basis for such dispute.  Parent shall provide the Seller Representative with reasonable access and all information and assistance as may be reasonably requested by Seller Representative in connection with its review of the Net Sales Statement.  In the event of any such disputes, Parent and the Seller Representative shall attempt, in good faith, to reconcile their differences (including providing information that is reasonably requested to the other party), and any resolution by them as to any disputed items shall be final, binding and conclusive on the parties and shall be evidenced by a writing signed by Parent and the Seller Representative reflecting such resolution.  If Parent and the Seller Representative are unable to reach such resolution within thirty (30) days after the Seller Representative’s delivery of the Dispute Notice to Parent, then Parent and the Seller Representative shall promptly submit any remaining disputed items for final binding resolution to an Auditor.  If any remaining disputed items are submitted to an Auditor for resolution, (A) each party will furnish to the Auditor such workpapers and other documents and information relating to the remaining disputed items as the Auditor may request and are available to such party, and each party will be afforded the opportunity to present to the Auditor any material relating to the disputed items and to discuss the resolution of the disputed items with the Auditor; (B) each party will use its good faith commercially reasonable efforts to cooperate with the resolution process so that the disputed items can be resolved within forty-five (45) days of submission of the disputed items to the Auditor; (C) the determination by the Auditor, as set forth in a written notice to Parent and the Seller Representative, shall be final, binding and conclusive on the parties; and (D) the fees and disbursements of the Auditor shall be allocated between Parent and the Company Shareholders in the same proportion that the aggregate amount of the disputed items submitted to the Auditor that are unsuccessfully disputed by each party (as finally determined by the Auditor) bears to the total amount of all disputed items submitted to the Auditor.

(c)                The Net Sales Statement shall be deemed to be final, binding and conclusive on Parent and the Company Shareholders (the “Final Net Sales Statement”) upon the earliest of (A) the failure of the Seller Representative to deliver to Parent the Dispute Notice within thirty (30) days of Parent’s delivery of the Net Sales Statement to the Seller Representative; (B) the resolution of all disputes by Parent and the Seller Representative, documented in writing; and (C) the resolution of all disputes by the Auditor.

(d)               The aggregate amount of the contingent purchase price payment payable to the Company Shareholders shall be as set forth on Schedule E (such amount, the “Contingent Purchase Price Payment”).  The Contingent Purchase Price Payment, if any, shall be allocated among the Company Shareholders and Persons set forth on Schedule A in accordance with the percentages set forth on Schedule A hereto and shall, subject to the right of set off set forth in Section 3.5 hereof, be paid by Parent or the Company to the Company Shareholders and Persons set forth on Schedule A on a date or dates selected by Parent or the Company, as applicable, that results in the payment of such Contingent Purchase Price Payment in cash to the Company Shareholders in full on or before the fifth (5th) business day after the date on which the Final Net Sales Statement is deemed final, binding and conclusive.

(e)                Until any payments owed to the Company Shareholders to be made pursuant to Section 3.4(d) are paid, Parent shall not transfer or allow an Affiliate (including the Selling Entities) to transfer the trademarks or brands acquired directly or indirectly pursuant to this Agreement to a non-Affiliate unless (i) such non-Affiliate unconditionally agrees for the benefit of the Company Shareholders to assume all obligations of Parent to the Company Shareholders in connection with such transferred or licensed rights under this Section 3.4 of this Agreement and (ii) Parent guarantees for the benefit of the Company Shareholders full payment of the amounts owed, including by such transferee, in respect of the Company Shareholders’ right to the Contingent Purchase Price Payment.  Parent shall use good faith in calculating the amount of Contingent Purchase Price Payment payable under this Section 3.4 and in generating and booking Net Sales.  If Parent or any Affiliate (including the Selling Entities) makes sales to an Affiliate at prices below the price generally paid by third party distributors, Parent agrees that the Net Sales used to calculate the Contingent Purchase Price Payment will include the price paid by such third party distributor, and not with the discount provided to the Affiliate.  If Parent or any Affiliate (including the Selling Entities) “bundles” products using the trademarks and brands acquired by Parent hereunder with products under other trademarks of Parent or any Affiliate, Parent agrees to allocate an appropriate portion of such sales to the Net Sales used to calculate the Contingent Purchase Price Payment.  Parent, on behalf of itself and its Subsidiaries (including without limitation the Selling Entities after the Closing), agrees that it will not take any action that has the primary purpose of reducing Net Sales for purposes of the payments set forth under Section 3.4(d).

3.5       Set-Off Right.  Notwithstanding any provision of this Agreement to the contrary, the parties hereby acknowledge and agree that, in addition to any other right hereunder, Parent shall have the right, but not the obligation, from time to time to set off any amounts owed at such time by (i) the Escrow Agent on behalf of the Company Shareholders, the other Persons set forth on Schedule A hereto or KLO Shareholders to the Company or Parent (or any of their Affiliates) hereunder, including indemnification payments to be paid by the Company Indemnifying Parties as set forth in Article XII hereof, or (ii) any Company Shareholder or KLO Shareholder pursuant to its respective Release Agreement against any (A) Contingent Purchase Price Payment required to be paid by Parent to the Company Shareholders, the other Persons set forth on Schedule A hereto or the KLO Shareholders pursuant to this Agreement, (B) payments owed to L. Leight pursuant to Article V hereof or (C) indemnification payments required to be paid by the Parent Indemnifying Parties pursuant to Article XII hereof; provided, however, that any set-off pursuant to clause (ii) with respect to a Company Shareholder or KLO Shareholder shall be applied only against payments owed to such Company Shareholder or KLO Shareholder and no other Company Shareholder or KLO Shareholder.  If Parent elects to exercise its set-off rights hereunder against any amounts required to be paid by Parent to the Company Shareholders, the other Persons set forth on Schedule A hereto or KLO Shareholders pursuant to this Agreement, it shall give the Seller Representative written notice of such election (the “Set-Off Notice”), which Set-Off Notice shall include the amount to be set off and a reasonable description of the circumstances giving rise to Parent’s entitlement to such set-off.  The Seller Representative shall have thirty (30) days after receipt of such Set-Off Notice to review such Set-Off Notice (the “Set-Off Review Period”), and in the event that the Seller Representative has any objections or challenges to the exercise of the set-off right of Parent, the Seller Representative shall submit a single written notice of set-off dispute (“Notice of Set-Off Dispute”) to Parent during such Set-Off Review Period, specifying in reasonable detail the nature of any asserted objections or challenges.  In the event of any such dispute, the Seller Representative and Parent shall negotiate in good faith to resolve such dispute for thirty (30) days after receipt by Parent of the Notice of Set-Off Dispute.  If the Seller Representative and Parent are unable to resolve such dispute within such 30-day period, the amount payable by Parent to the Company Shareholders, the other Persons set forth on Schedule A hereto or the KLO Shareholders shall automatically, pending a final determination, be reduced by the amount set forth in the Set-Off Notice.  In the event that there is a final determination that the Company Shareholders, the other Persons set forth on Schedule A hereto or the KLO Shareholders did not owe the Company or Parent (or any of their Affiliates) the amount that has been set off, Parent shall promptly pay to the Company Shareholders, the other Persons set forth on Schedule A hereto or the KLO Shareholders, as the case may be, all such amounts that are so determined to have been incorrectly set off.  For purposes of this Section 3.5, a determination shall be final if any and all appeals therefrom shall have been resolved or if thirty (30) days shall have passed from the rendering of such determination (or of any determination of appeal therefrom) and no party shall have commenced any appeal therefrom. In the case of any such set-off by Parent pursuant to this Section 3.5, the Company Shareholders’ or the KLO Shareholders’ obligation to make such payment (or any portion thereof) shall be deemed satisfied and discharged to the extent of such set-off.  The exercise of such right of set-off by Parent in good faith, whether or not finally determined to be justified, will not constitute a breach under this Agreement; provided, however, that if the exercise of such right of set-off by Parent is finally determined to be unjustified or incorrectly set-off, any amounts required to be paid by Parent to the Company Shareholders, the other Persons set forth on Schedule A hereto or the KLO Shareholders pursuant to this Agreement shall bear interest at an annual rate of 5% from the date on which such payment was due and payable until the date payment of same is actually received by the Company Shareholders, the other Persons set forth on Schedule A hereto or the KLO Shareholders, as the case may be.

3.6       Dissenting Shares.

(a)                Dissenters’ Rights.  Notwithstanding any provision of this Agreement to the contrary, any shares (“Dissenting Shares”) of Company Common Stock held by a Company Shareholder (“Dissenting Shareholder”) who may exercise such holder’s dissenter’s rights in accordance with Section 1300 of the CCC, and who does not effectively withdraw or lose such dissenter’s rights, shall not be converted into or represent a right to receive the Company Per Share Consideration pursuant to Section 3.1, but the Dissenting Shareholder shall only be entitled to such rights as are granted by Section 1300 of the CCC.

(b)               Loss of Dissenters’ Rights.  Notwithstanding the provisions of Section 3.6(a), if any Dissenting Shareholder shall effectively withdraw or lose (through failure to perfect or otherwise) its rights to receive payment for the fair market value of a Dissenting Share under the CCC, then, as of the later of the Effective Time or the occurrence of such event, such Dissenting Share shall automatically be converted into and represent only the right to receive the Company Per Share Consideration, without interest, upon surrender of the Certificates representing such shares to Parent pursuant to Section 3.9.

(c)                Notice.  The Company shall (i) comply with the requirements of Section 1300 of the CCC, (ii) give Parent immediate notice of any written demands for payment with respect to capital stock of the Company pursuant to Section 1300 of the CCC, of withdrawals of such demands, and copies of any documents or instruments served pursuant to the CCC and received by the Company, and (iii) give Parent the opportunity to participate in all negotiations and proceedings with respect to demands for dissenters’ rights under the CCC.  Any payment made by the Company with respect to any demands for dissenters’ rights with respect to Company capital stock that is in excess of the amount a Company Shareholder would otherwise be entitled to receive pursuant to Section 3.1 shall be treated in accordance with Section 3.6(d) below.

(d)               Excess Payment.  Any amount paid by Parent, the Company or the Surviving Entity to any Dissenting Shareholder for Dissenting Shares pursuant to Section 1300 of the CCC in excess of the value such Dissenting Shareholder would have received in the Merger for such Dissenting Shares (such amount, unless determined in a final non-appealable judgment of a court, being subject to the written approval of the Seller Representative, which approval shall not be unreasonably withheld), and all reasonable out-of-pocket costs, expenses and fees as incurred by the Company, Parent or the Surviving Entity in connection with the exercise of a Dissenting Shareholder’s right under Section 1300 of the CCC, shall constitute “Excess Payments.”  The parties hereto agree that the amount of the Excess Payments shall constitute “Damages” for purposes of this Agreement and Parent and/or the Surviving Entity, as the case may be, shall, without limiting any other rights, be entitled to recover such amount from the Escrow.

3.7              Escrow.

(a)                On the Closing Date, each of Parent and the Seller Representative shall execute and deliver an escrow agreement in substantially the form attached hereto as Exhibit C (the “Escrow Agreement”).  On the Closing Date, Parent shall deposit with the Escrow Agent a portion of the Company Purchase Price otherwise payable to the Company Shareholders at the Closing equal to Six Million Dollars ($6,000,000) (the “Escrow”).  The Escrow shall be held by the Escrow Agent pursuant to the terms of the Escrow Agreement.  Pursuant to the Escrow Agreement, the Escrow shall be released by the Escrow Agent as follows:

(i)                  On the date which is eighteen months after the Closing Date (the “First Release Date”), in accordance with the terms of the Escrow Agreement, the Escrow Agent shall release from the Escrow and pay to or for the benefit of the Company Shareholders, in accordance with such agreement, an amount equal to Four Million Dollars ($4,000,000) of the Escrow minus any amounts of any indemnity claims made pursuant to Article XII (whether or not such indemnity claims have been determined to be valid as of such First Release Date, provided that such amounts shall be so released as soon as and to the extent that any such claim has been determined not to be valid) in excess of Two Million Dollars ($2,000,000); and

(ii)                On the date which is twenty four months after the Closing Date (the “Second Release Date”), in accordance with the terms of the Escrow Agreement, the Escrow Agent shall release and pay to or for the benefit of the Company Shareholders, in accordance with such agreement, all remaining amounts then contained in the Escrow minus any amounts of any indemnity claims made pursuant to Article XII (whether or not such indemnity claims have been determined to be valid as of such Second Release Date, provided that such amounts shall be so released as soon as and to the extent that any such claim has been determined not to be valid).

(b)               To the extent the Seller Representative disagrees with the amounts determined under clauses (i) and (ii) above, the dispute shall be submitted to mediation pursuant to Section 14.10.  A portion of the balance of the amounts remaining in the Escrow shall be paid to or for the benefit of the Company Shareholders, in accordance with the Escrow agreement, as each claim remaining after the Second Release Date is resolved, with the portion to be repaid being equal to the amount retained in the Escrow in respect of the resolved claim.  At such time as all remaining claims have been resolved, all remaining amounts in the Escrow shall be released and paid to or for the benefit of the Company Shareholders, in accordance with the Escrow Agreement.

(c)                The adoption or execution of this Agreement (including without limitation the approval by the Company Shareholders of the Merger) by the Company, the Company Shareholders and the KLO Shareholders shall constitute approval of the Escrow Agreement and of all arrangements relating thereto, including, without limitation, the placement of the Escrow in escrow and the appointment of the Escrow Agent and the Seller Representative.

(d)               Parent shall deposit with the Escrow Agent to be held in the Escrow, any amounts (if, when and to the extent received by Parent or its Subsidiaries, except to the extent included in the Working Capital Statement), with respect to (i) any recoveries paid to the Company in connection with that certain Case No. BC316143 filed in the Superior Court of the State of California (Oliver Peoples, Inc. and LBW Insurance and Financial Services, Inc. v. United States Fire Insurance Company, et al.), net of out-of-pocket costs or expenses incurred by Parent or its Subsidiaries after Closing, and (ii) any legal fees, costs or other Damages related to a claim for malicious prosecution actually collected by Parent or its Subsidiaries from a party that brings a Third Party Claim.

3.8              Seller Representative.

(a)                A committee initially consisting of L. Leight, Kenneth Schwartz and Anthony R. Pierno shall constitute the Seller Representative and as such shall serve as and have all powers as agent and attorney-in-fact of the Company Shareholders and the KLO Shareholders:  (i) to give and receive notices and communications; (ii) to have authority to agree to, negotiate, enter into settlements and compromises of, and demand mediation and arbitration and comply with orders of courts and awards of arbitrators with respect to any disputes involving any claim for indemnification pursuant to Article XII hereof made by the Parent Indemnified Parties and the retaining of any portion of the Escrow by Parent thereunder; (iii) to litigate, mediate, arbitrate, defend, enforce or to take any other actions and execute any documents that the Seller Representative deems advisable in connection with enforcing any rights or obligations or defending any claim or action under this Agreement or the Escrow Agreement on behalf of the Company Shareholders and the KLO Shareholders or their property or against any person who has caused a loss or damage to the Company Shareholders and the KLO Shareholders; (iv) to sign receipts, consents, or other documents to effect the transactions contemplated hereby; (v) to have the authority to withhold or direct the disposition of the Escrow pursuant to Section 3.7; and (vi) to take any and all actions necessary or appropriate in the judgment of the Seller Representative for the accomplishment of the foregoing.  If any member of the Seller Representative ceases to act as such for any reason, such Person or his agent shall notify Parent of such Person’s intent to resign, and the Company Shareholders owning a majority of the Company Common Stock immediately prior to the Effective Time shall, by written notice to Parent, appoint a successor member of the Seller Representative within thirty (30) days.  Notice or communications to or from any Seller Representative shall constitute notice to or from each of the Company Shareholders and the KLO Shareholders.

(b)               Subject to Section 3.8(a), in the event of (i) the death or permanent disability of any member of the Seller Representative, (ii) his resignation as a member of the Seller Representative, or (iii) the removal of any member of the Seller Representative by the Company Shareholders owning a seventy-five percent (75%) of the Company Common Stock immediately prior to the Effective Time, a successor member of the Seller Representative shall be elected by the Company Shareholders owning a majority of the Company Common Stock immediately prior to the Effective Time.  Each such newly constituted Seller Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Seller Representative, and the term “Seller Representative” as used herein shall be deemed to include successor Seller Representatives.

(c)                The Seller Representative may, in all questions arising under this Agreement and the Escrow Agreement, rely on the advice of counsel, and shall not be liable to the Company Shareholders or the KLO Shareholders for any action taken or not taken as a Seller Representative in the absence of such Seller Representative’s willful misconduct.

(d)               A decision, act, consent, notice or instruction of the Seller Representative shall constitute a decision of all the Company Shareholders and the KLO Shareholders, and shall be final, binding and conclusive upon each of the Company Shareholders and the KLO Shareholders, and Parent, Merger Sub, KLO Merger Sub and the Selling Entities may rely upon any decision, act, consent or instruction of the Seller Representative as being the decision, act, consent, notice or instruction of each and all of the Company Shareholders and the KLO Shareholders; provided, however, notwithstanding the foregoing, (1) any one or more members of the committee constituting the Seller Representative may, on behalf of the Seller Representative and the Company Shareholders and KLO Shareholders, (A) object to, dispute or contest any action or proposal of Parent under or pursuant to this Agreement and (B) request information or, except as provided in clause (2), exercise other similar rights of the Seller Representative under or pursuant to this Agreement; (2) the Seller Representative may, on behalf of the Company Shareholders and KLO Shareholders, consent to or agree with any action or proposal of Parent under or pursuant to this Agreement only in a writing signed by two or more members of the committee constituting the Seller Representative, and neither Parent, Merger Sub, KLO Merger Sub, the Selling Entities nor any of Parent’s Subsidiaries shall be entitled to rely on any consent, agreement, decision or instruction of the Seller Representative not given in accordance with this clause (2); and (3) in the event that Parent timely receives conflicting communications from or on behalf of the Seller Representative in accordance with both clause (1)(A) and clause (2) with respect to the same action or proposal of Parent, the communication given in accordance with clause (2) shall override the communication given in accordance with clause (1)(A).  Parent and the Selling Entities are relieved from any Liability to any Person for any acts done by them in accordance with such decision, act, consent, notice or instruction timely given in compliance with this Section 3.8(d).  Any one member of the Seller Representative committee acting alone shall promptly notify the other members of the action so taken.

(e)                The Seller Representative shall be entitled to request in writing and the Escrow Agent shall withhold from any escrow payments to the Company Shareholders, upon such request, amounts payable to attorneys, accountants or other advisors, which amounts shall be paid to such individuals or the Seller Representative, as set forth in the request submitted by the Seller Representative.

(f)                 Other than for fraud, willful misconduct or intentional misrepresentation, the Seller Representative and its members shall have no liability to the Company Shareholders or the KLO Shareholders for any inactions or actions taken as agent and attorney-in-fact of the Company Shareholders and the KLO Shareholders pursuant to this Section 3.8.  Other than for fraud, willful misconduct or intentional misrepresentation, the Company Shareholders and the KLO Shareholders shall indemnify the Seller Representative and its members for, and hold them harmless against, any loss, damage, cost and expense reasonably incurred by the Seller Representative or its members in connection with the performance of their duties and obligations hereunder, as well as the reasonable cost and expense of defending against any claim or liability relating to the Seller Representative’s or its members’ actions or inactions pursuant to this Agreement.

(g)                Each Seller Representative shall execute the Seller Representative Letter in the form attached hereto as Exhibit F (the “Seller Representative Letter”).

3.9              Exchange of Certificates.

(a)                Exchange Procedure.  Subject to the provisions hereof, each Company  Shareholder shall be entitled to receive in exchange and upon surrender of Company Common Stock, the cash payment provided for in Section 3.1(c).

(b)               No Further Ownership Rights in Company Common Stock.  All cash paid upon the surrender or exchange of Certificates in accordance with the terms of this Article III shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Certificates, and there shall be no further registration of transfers on the stock transfer books of the Surviving Entity of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates are presented to the Surviving Entity for any reason, they shall be cancelled and exchanged as provided in this Article III, except as otherwise provided by Law.

(c)                No Liability.  None of Parent, Merger Sub or the Company shall be liable to any Person in respect of any cash for shares of Company Common Stock delivered or paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(d)               Lost Certificates.  In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the written agreement of such Person to indemnify Parent and the Company against any claim that may be made against it with respect to such Certificate, such affidavit and agreement to be substantially in the form set forth in Exhibit E attached hereto, Parent will issue in exchange for such lost, stolen or destroyed Certificate to such Company Shareholder, the cash payment provided for in Section 3.1(c).

3.10       Estimated Severance Working Capital Adjustment.  At least five (5) business days prior to the Closing Date, the Company shall deliver to Parent a good faith estimate of the Severance Working Capital on the Closing Date (such estimate, the “Estimated Severance Working Capital”), including reasonable detail regarding the calculation of Severance Working Capital (which shall include reasonable back-up documentation regarding the line items that make up Severance Working Capital) (the “Estimated Severance Working Capital Statement”).  The Estimated Severance Working Capital Statement shall be prepared based upon the Estimated Working Capital, with such adjustments required by the definition of Severance Working Capital.  The Company (on behalf of the Company Shareholders) and Parent each shall bear its own expenses in the preparation and review of the Estimated Severance Working Capital Statement.

3.11          Severance Payments and Severance Working Capital Adjustment.

(a)                Concurrently with the delivery of the Closing Date Working Capital, Parent shall cause to be prepared and delivered to the Seller Representative a statement of Severance Working Capital on the Closing Date (the “Closing Date Severance Working Capital”) substantially in the form of the Estimated Severance Working Capital Statement (the “Severance Working Capital Statement”).  The Severance Working Capital Statement shall be based upon the Working Capital Statement, with such adjustments required by the definition of Severance Working Capital.  The Seller Representative will provide Parent and Parent will provide the Seller Representative reasonable access to any of the Company’s records not otherwise available to Parent or the Seller Representative, as the case may be, as a result of the transactions contemplated by this Agreement, to the extent reasonably related to the preparation of the Severance Working Capital Statement and the calculation of Closing Date Severance Working Capital.

(b)               If the Seller Representative shall disagree with the calculation of Closing Date Severance Working Capital or any element of the Severance Working Capital Statement relevant thereto, it shall, within thirty (30) days after receipt of the Severance Working Capital Statement, notify Parent of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement.  In the event that the Seller Representative does not provide such notice of disagreement within such thirty (30) day period, the Seller Representative and the Company Shareholders shall be deemed to have accepted the Severance Working Capital Statement and the calculation of the Closing Date Severance Working Capital delivered by Parent, which shall be final, binding and conclusive for purposes of this Agreement and not subject to any further recourse by the Seller Representative or the Company Shareholders under any provision hereof.  In the event any such notice of disagreement is timely provided, Parent and the Seller Representative shall use reasonable best efforts for a period of thirty (30) days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the calculation of Closing Date Severance Working Capital.  If, at the end of such period, they are unable to resolve such disagreements, then the Auditor shall resolve any remaining disagreements.  The Auditor shall determine as promptly as practicable whether the Severance Working Capital Statement was prepared in accordance with the standards set forth in this Agreement and, only with respect to the disagreements submitted to the Auditor, whether and to what extent (if any) Closing Date Severance Working Capital requires adjustment.  The Auditor shall promptly deliver to Parent and the Seller Representative its determination in writing, which determination shall be made subject to the definitions and principles set forth in this Agreement, and shall be (i) consistent with either the position of the Seller Representative or Parent or (ii) between the positions of the Seller Representative and Parent.  The fees and expenses of the Auditor shall be paid one-half by Parent and one-half by the Escrow Agent out of the Escrow (on behalf of the Company Shareholders).  The determination of the Auditor shall be final, binding and conclusive for purposes of this Agreement and not subject to any further recourse by Parent, the Seller Representative or the Company Shareholders under any provision hereof.  The date on which Closing Date Severance Working Capital is finally determined in accordance with this Section 3.11. is hereinafter referred to as the “Severance Determination Date.”

Within ten (10) business days of the Severance Determination Date, one of the following shall occur:  (i) if the Estimated Severance Working Capital exceeded the Severance Working Capital Target and the Closing Date Severance Working Capital exceeds the Severance Working Capital Target, then no payment is due hereunder; (ii) if the Estimated Severance Working Capital was below the Severance Working Capital Target and the Closing Date Severance Working Capital is below the Severance Working Capital Target, then the amount (which may be a positive or negative number) equal to the Closing Date Severance Working Capital minus the Estimated Severance Working Capital shall be paid to the Company Shareholders and Persons set forth on Schedule A by Parent (if such amount is a negative number) or to Parent by the Escrow Agent out of the Escrow (on behalf of the Company Shareholders) (if such amount is a positive number); provided, however, that the payment to the Company Shareholders and the Persons set forth on Schedule A shall in no event exceed (A) the Severance Liability minus One Million Dollars ($1,000,000), minus (B) the Estimated Severance Working Capital Adjustment; (iii) if the Estimated Severance Working Capital exceeded the Severance Working Capital Target but the Closing Date Severance Working Capital is below the Severance Working Capital Target, then the amount equal to the Severance Working Capital Target minus the Closing Severance Working Capital shall be paid to the Company Shareholders and Persons set forth on Schedule A by Parent; provided, however, that the payment to the Company Shareholders and the Persons set forth on Schedule A shall in no event exceed the Severance Liability minus One Million Dollars ($1,000,000); or (iv) if the Estimated Severance Working Capital was below the Severance Working Capital Target but the Closing Date Severance Working Capital exceeds the Severance Working Capital Target, then the amount equal to the Closing Date Severance Working Capital minus the Severance Working Capital Target shall be paid to Parent by the Escrow Agent out of the Escrow (on behalf of the Company Shareholders).  All amounts pursuant to this Section 3.11(c) shall be paid in cash by wire transfer of immediately available funds.  If amounts are due to the Company Shareholders and Persons set forth on Schedule A, such payments shall be paid according to the percentages set forth on Schedule A attached hereto.

(c)                Simultaneously with the Closing, the Company shall have paid in full all amounts owed pursuant to the Severance Liability.

ARTICLE IV.
KLO MERGER

4.1       The KLO Merger.  At the KLO Merger Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the CCC, KLO Merger Sub shall be merged with and into KLO, and the separate existence of KLO Merger Sub shall cease.  KLO shall continue as the surviving entity in the KLO Merger (“KLO Surviving Entity”).

4.2       KLO Closing.   Upon the terms and subject to the conditions set forth in Article XI and the termination rights set forth in Article XIII, the closing of the KLO Merger will take place at the Closing.

4.3       KLO Effective Time.   As soon as practicable on the Closing Date, the parties hereto shall cause the KLO Merger to be consummated by filing an agreement of merger substantially in the form of the Agreement of Merger attached hereto as Exhibit B-2 (the “KLO Agreement of Merger”) with the Secretary of State of the State of California.  The KLO Merger shall become effective upon the filing of the KLO Agreement of Merger with the Secretary of State of the State of California or such later time as may be agreed upon by each of the parties hereto and specified in the KLO Agreement of Merger (the time the KLO Merger becomes effective being the “KLO Merger Effective Time”).

4.4       Effect of the KLO Merger.   At the KLO Merger Effective Time, the effect of the KLO Merger shall be as provided in this Agreement, the KLO Agreement of Merger and the applicable provisions of the CCC.  Without limiting the generality of the foregoing, at the KLO Merger Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of KLO and KLO Merger Sub shall vest in the KLO Surviving Entity, and all debts, Liabilities and duties of KLO and KLO Merger Sub shall become the debts, Liabilities and duties of the KLO Surviving Entity.

4.5       Articles of Incorporation.   At the KLO Merger Effective Time, the articles of incorporation of KLO shall be amended and restated in its entirety to be identical to the articles of incorporation of KLO Merger Sub, as in effect immediately prior to the KLO Merger Effective Time, until thereafter changed or amended as provided therein or by applicable law.

4.6       Bylaws.   At the KLO Merger Effective Time, the bylaws of KLO shall be amended and restated in its entirety to be identical to the bylaws of KLO Merger Sub, as in effect at the Effective Time, until thereafter changed or amended as provided therein or by applicable law.

4.7       Officers and Directors of the KLO Surviving Entity.  The officers and directors set forth on Schedule C hereto shall be the officers and directors of the KLO Surviving Entity as of the KLO Merger Effective Time, until the earlier of their resignation or removal or otherwise ceasing to be officers or directors or until their respective successors are duly elected and qualified, as the case may be.  KLO shall cause each officer and director of KLO not listed on Schedule C hereto to tender his or her resignation prior to the KLO Merger Effective Time, with each such resignation to be effective as of the KLO Merger Effective Time.

4.8       Effect on Capital Stock in the KLO Merger. As of the KLO Merger Effective Time, by virtue of the KLO Merger and without any action on the part of Parent, the KLO Merger Sub, KLO or any holder of shares of the capital stock of KLO Merger Sub:

(a)                Capital Stock of KLO Merger Sub.   Each issued and outstanding share of capital stock of the KLO Merger Sub shall be converted into and become one (1) fully paid and nonassessable share of common stock, par value $0.001 per share, of the KLO Surviving Entity.

(b)               Cancellation of Treasury Stock.   Each share of KLO Common Stock that is owned by KLO shall automatically be canceled and retired and shall cease to exist, and no common stock or other consideration shall be delivered in exchange therefor.

(c)               Conversion of KLO Common Stock.   Each share of KLO Common Stock issued and outstanding immediately prior to the KLO Merger Effective Time (other than dissenting shares and shares cancelled pursuant to Section 4.8(b)) shall be converted into the right to receive a cash payment equal to the KLO Per Share Consideration.  As of the KLO Merger Effective Time, all shares of KLO Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of any shares of KLO Common Stock shall cease to have any rights with respect thereto except the right to receive, upon the surrender of such shares, the KLO Per Share Consideration.  Parent shall pay the KLO Per Share Consideration to the holders of the KLO Common Stock on the Closing Date.

4.9              KLO Dissenting Shares.

(a)                KLO Dissenters’ Rights.  Notwithstanding any provision of this Agreement to the contrary, any shares (“KLO Dissenting Shares”) of KLO Common Stock held by a KLO Shareholder (“KLO Dissenting Shareholder”) who may exercise such holder’s dissenter’s rights in accordance with Section 1300 of the CCC, and who does not effectively withdraw or lose such dissenter’s rights, shall not be converted into or represent a right to receive the KLO Per Share Consideration pursuant to Section 4.8, but the KLO Dissenting Shareholder shall only be entitled to such rights as are granted by Section 1300 of the CCC.

(b)               Loss of Dissenters’ Rights.  Notwithstanding the provisions of Section 4.9(a), if any KLO Dissenting Shareholder shall effectively withdraw or lose (through failure to perfect or otherwise) its rights to receive payment for the fair market value of a KLO Dissenting Share under the CCC, then, as of the later of the KLO Merger Effective Time or the occurrence of such event, such KLO Dissenting Share shall automatically be converted into and represent only the right to receive the KLO Per Share Consideration, without interest, upon surrender of the certificates representing such shares to Parent pursuant to Section 4.10.

(c)               Notice.  KLO shall (i) comply with the requirements of Section 1300 of the CCC, (ii) give Parent immediate notice of any written demands for payment with respect to capital stock of KLO pursuant to Section 1300 of the CCC, of withdrawals of such demands, and copies of any documents or instruments served pursuant to the CCC and received by KLO, and (iii) give Parent the opportunity to participate in all negotiations and proceedings with respect to demands for dissenters’ rights under the CCC.  Any payment made by KLO with respect to any demands for dissenters’ rights with respect to KLO capital stock that is in excess of the amount a KLO Shareholder would otherwise be entitled to receive pursuant to Section 4.8 shall be treated in accordance with Section 4.9(d) below.

(d)                Excess Payment.  Any amount paid by Parent, KLO or the KLO Surviving Entity to any KLO Dissenting Shareholder for KLO Dissenting Shares pursuant to Section 1300 of the CCC in excess of the value such KLO Dissenting Shareholder would have received in the KLO Merger for such KLO Dissenting Shares (such amount, unless determined in a final non-appealable judgment of a court, being subject to the written approval of the Seller Representative, which approval shall not be unreasonably withheld), and all reasonable out-of-pocket costs, expenses and fees as incurred by KLO, Parent or the KLO Surviving Entity in connection with the exercise of a KLO Dissenting Shareholder’s right under Section 1300 of the CCC, shall constitute “KLO Excess Payments.”  The parties hereto agree that the amount of the KLO Excess Payments shall constitute “Damages” for purposes of this Agreement and Parent and/or the KLO Surviving Entity, as the case may be, shall, without limiting any other rights, be entitled to recover such amount from the Escrow.

4.10          Exchange of Certificates.

(a)                Exchange Procedure.  Subject to the provisions hereof, each KLO Shareholder shall be entitled to receive in exchange and upon surrender of KLO Common Stock, the cash payment provided for in Section 4.8(c).

(b)               No Further Ownership Rights in KLO Common Stock.  All cash paid upon the surrender or exchange of Certificates in accordance with the terms of this Article IV shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of KLO Common Stock theretofore represented by such Certificates, and there shall be no further registration of transfers on the stock transfer books of the KLO Surviving Entity of the shares of KLO Common Stock that were outstanding immediately prior to the KLO Merger Effective Time.  If, after the KLO Merger Effective Time, Certificates are presented to the KLO Surviving Entity for any reason, they shall be cancelled and exchanged as provided in this Article IV, except as otherwise provided by Law.

(c)                No Liability.  None of Parent, KLO Merger Sub or KLO shall be liable to any Person in respect of any cash for shares of KLO Common Stock delivered or paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(d)               Lost Certificates.  In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the written agreement of such Person to indemnify Parent and KLO against any claim that may be made against it with respect to such Certificate, such affidavit and agreement to be substantially in the form set forth in Exhibit E attached hereto, Parent will issue in exchange for such lost, stolen or destroyed Certificate to such KLO Shareholder, the cash payment provided for in Section 4.8(c).

ARTICLE V.
PURCHASE AND SALE OF MT STOCK

5.1       Purchase and Sale of MT Stock.  At the Closing, L. Leight shall sell, assign, transfer and deliver to Parent, and Parent shall purchase from L. Leight, all of the issued and outstanding capital stock of MT (the “MT Stock”) pursuant to that certain Purchase Agreement attached hereto as Exhibit G (the “MT Purchase Agreement”).

5.2              MT Purchase Price.

(a)                In consideration of the aforesaid sale, assignment, transfer and delivery of the MT Stock, Parent shall pay or cause to be paid to L. Leight the following: (i) zero, if the MT Net Sales for the one year period ending on December 31, 2006 is less than Three Million Dollars ($3,000,000); (ii) Five Hundred Thousand Dollars ($500,000), if the MT Net Sales for the one year period ending on December 31, 2006 is equal to or greater than Three Million Dollars ($3,000,000); (iii) zero, if the MT Net Sales for the one year period ending on December 31, 2007 is less than Four Million Five Hundred Thousand Dollars ($4,500,000) and (iv) Five Hundred Thousand Dollars ($500,000), if the MT Net Sales for the one year period ending on December 31, 2007 is equal to or greater than Four Million Five Hundred Thousand Dollars ($4,500,000) (collectively, the “MT Purchase Price”).

(b)               All payments of cash pursuant to this Section 5.2 shall be made in immediately available funds by wire transfer to an account or accounts specified by L. Leight at least two (2) business days prior to any MT Payment Date.  The applicable MT Purchase Price for the years ended December 31, 2006 and December 31, 2007 shall be paid no later than sixty (60) days after each such year end (each such payment date, a “MT Payment Date”).

(c)                Notwithstanding the foregoing, Parent shall not be required to make any of the payments set forth in this Section 5.2 if Parent is entitled to the set-off rights set forth in Section 3.5 hereof.

(d)               In the event that no amounts are paid to L. Leight pursuant to Section 5.2(a), Parent shall be liable for 50% of the Tax Liability imposed on L. Leight related to the transfer of MT to L. Leight.

(e)                Parent, on behalf of itself and its Subsidiaries (including without limitation the Selling Entities after the Closing), agrees that it will not take any action that has the primary purpose of reducing MT Net Sales for purposes of the payments set forth under Section 5.2(a).

ARTICLE VI.
INTENTIONALLY OMITTED

ARTICLE VII.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND KLO

The Company and KLO hereby represent and warrant to Parent, Merger Sub and KLO Merger Sub that the statements contained in this Article VII are correct and complete as of the date of this Agreement and will also be correct and complete as of the Closing Date, except as set forth in the disclosure letter delivered to Parent on the date hereof (the “Disclosure Letter”).  For the avoidance of doubt, the Company is making only those representations and warranties with respect to the OP Entities, and KLO is making only those representations and warranties with respect to KLO.  The Disclosure Letter is arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII, and the disclosures in any paragraph of the Disclosure Letter shall qualify the corresponding paragraph in this Article VII.

7.1       Organization, Standing and Power.  Each of the Selling Entities has been duly organized and is validly existing and in good standing under the laws of its jurisdiction of incorporation and has the requisite power and authority to carry on its business as now being conducted.  Each of the Selling Entities is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to so qualify could not reasonably be expected to have a Material Adverse Effect.  The copies of the Organizational Documents and all minute books of the which were previously furnished to Parent are true, complete and correct copies of such documents as in effect on the date of this Agreement.  Section 7.1 of the Disclosure Letter sets forth a complete and accurate list of any Subsidiaries of any of the Selling Entities.

7.2              Capital Structure.

(a)                The authorized capital stock of the Company consists solely of Ten Thousand (10,000) shares of Company Common Stock, no par value per share.  There are 713.9375 shares of Company Common Stock issued and outstanding.  All shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable and were not issued in violation of any preemptive rights.

(b)               The authorized capital stock of KLO consists solely of One Hundred Thousand (100,000) shares of common stock, no par value per share.  There are 2,105 shares of common stock of KLO issued and outstanding.  All shares of capital stock of KLO have been duly authorized, validly issued and are fully paid and nonassessable and were not issued in violation of any preemptive rights.

(c)                The authorized capital stock of MT consists solely of Ten Thousand (10,000) shares of common stock, no par value.  There are 1,000 shares of common stock of MT issued and outstanding.  All shares of capital stock of MT have been duly authorized, validly issued and are fully paid and nonassessable and were not issued in violation of any preemptive rights.

(d)               The Company owns 75% of the membership interests outstanding of CTS, and William Barton owns the remaining 25%.  All membership interests of CTS have been duly authorized, validly issued and are fully paid and nonassessable and were not issued in violation of any preemptive rights.

(e)                Except as set forth in this Section 7.2, there are outstanding (i) no shares of capital stock, membership interest or other voting securities of the Company, KLO, MT or CTS (including any capital stock equivalents), (ii) no securities of the Company, KLO, MT or CTS convertible into or exchangeable for shares of capital stock, membership interest or voting securities of the Company, KLO, MT or CTS, as applicable, (iii) no options, preemptive or other rights to acquire from the Company, KLO, MT, CTS or any of their respective Subsidiaries, and no obligation of the Company, KLO, MT, CTS or any of their respective Subsidiaries to issue any capital stock, voting securities or securities convertible into or exchangeable for capital stock, membership interest or voting securities of the Company, KLO, MT, CTS or any of their respective Subsidiaries, as applicable, and (iv) no equity equivalent interest in the ownership or earnings of the Company, KLO, MT , CTS or any of their respective Subsidiaries or other similar rights.  If applicable, for each of (i) – (iv) above, Section 7.2(e) of the Disclosure Letter sets forth the identity of the person holding such security, the number of securities, the exercise price, if any, the vesting schedule, if any, and other similar information all in reasonable detail.  There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any of the Company’s, KLO’s, MT’s, CTS’ or any of their respective Subsidiaries’, as applicable, securities.  None of the Company, KLO, MT, CTS or any of their respective Subsidiaries is a party to any employment or other agreements and has not made any offers for employment that, in each case, contemplate or obligate the Company, KLO, MT, CTS or any of their respective Subsidiaries to grant any options or issue any stock or Equity Interests.

(f)                 All of the issued and outstanding shares of capital stock of each of the Company’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and are owned by the Company, free and clear of any liens, claims, Encumbrances, restrictions, preemptive rights or any other claims of any third party (“Liens”).  There are outstanding no options, preemptive or other rights to acquire from any of the Company’s Subsidiaries, and no obligation of any of the Company’s Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of such Subsidiary.  Except for the Company’s Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any Person.

(g)                No bonds, debentures, notes or other indebtedness of the OP Entities or KLO having the right to vote on any matters on which shareholders or equity holders may vote are issued or outstanding.

(h)                Each of the Company Shareholders, the KLO Shareholders and William Barton is the owner, beneficially and of record, of the number of shares of Company Common Stock, KLO Common Stock, common stock of MT and Equity Interest of CTS, respectively, as set forth on Section 7.2(h) of the Disclosure Letter, and there exists no encumbrance of any kind with respect to such shares or Equity Interests.  None of the Company Shareholders, William Barton or the KLO Shareholders is a party to any shareholders agreement, voting trust or other voting or similar agreement with respect to Company Common Stock, KLO Common Stock, common stock of MT and Equity Interest of CTS.

(i)                  No options to purchase Company Common Stock or other Equity Interests of the Company were ever issued or promised to any Person pursuant to the Oliver Peoples, Inc. 2003 Stock Option Plan.

7.3        Authority; No Conflicts; Consent.

(a)                Each of the Company and KLO have all requisite power and authority to enter into this Agreement, subject, in the case of the consummation of the Mergers only, to the adoption of this Agreement and the approval of the Mergers by the requisite vote of the holders of Company Common Stock and KLO Common Stock to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by each of the Company and KLO and constitutes a valid and binding agreement of the Company and KLO, enforceable against the Company and KLO in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally and by general equity principles.  The Board of Directors of the Company (by a majority vote) has (i) determined that the Merger is advisable and fair to, and in the best interests of, the Company Shareholders, (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement and have deemed this Agreement advisable and (iii) determined to recommend adoption of this Agreement and the approval of the Merger by the Company Shareholders (collectively, the “Company Board Recommendation”).  The Company Board Recommendation has been neither rescinded nor revoked.  The Board of Directors of KLO has (i) unanimously determined that the KLO Merger is advisable and fair to, and in the best interests of, the KLO Shareholders, (ii) approved this Agreement, the KLO Merger and the other transactions contemplated by this Agreement and have deemed this Agreement advisable and (iii) determined to recommend adoption of this Agreement and the approval of the KLO Merger by the KLO Shareholders (collectively, the “KLO Board Recommendation”).  The KLO Board Recommendation has been neither rescinded nor revoked.

(b)               No consent, approval, order or authorization of, or registration, declaration or filing with, any supranational, national, state, municipal or local government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, or other governmental or quasi-governmental authority (a “Governmental Entity”), is required by or with respect to any of the Selling Entities in connection with the execution and delivery of this Agreement by any of the Selling Entities or the consummation by any of the Selling Entities of the transactions contemplated hereby, except for (x) those required under or in relation to the CCC with respect to the filing and recordation of the Mergers or other documents; and (y) those required under the HSR Act or any other antitrust or competitive Law.

(c)                Neither the execution and delivery by the Company or KLO of this Agreement or any of the other documents referred to herein to which the Selling Entities or L. Leight are a party (including without limitation the Agreement of Merger and the KLO Agreement of Merger), nor the consummation of the transactions contemplated hereby or thereby, will (A) conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of consent, termination, amendment, cancellation or acceleration of any material obligation or the loss of any material property, right or benefit under, or the creation of a lien, pledge, security interest, charge or other encumbrance on any assets (any such conflict, violation, default, right of consent, termination, amendment, cancellation or acceleration, loss or creation, a “Violation”) (i) the Organizational Documents of any of the Selling Entities (ii) any note, loan or credit agreement, mortgage, deed of trust, bond, indenture, benefit plan, lease or other agreement, instrument, permit, concession, franchise, license, to which any of the Selling Entities is a party or by which any of the Selling Entities or any of their respective properties or assets are bound, or (iii) any Law, writ, injunction, or license of any Governmental Body having jurisdiction over any of the Selling Entities or their respective properties or assets, or (B) create an Encumbrance on any of the Equity Interests, properties or assets of any of the Selling Entities.

(d)               At the Closing, Parent shall own (directly or indirectly) all of the issued and outstanding shares of capital stock or membership interests of each of the Selling Entities, free and clear of any and all Encumbrances.

7.4              Financial Statements.

(a)                The Company and KLO have each delivered to Parent: (i) consolidated reviewed balance sheets of the OP Entities as at March 31 for each of the fiscal years 2003 through 2005, and the related consolidated reviewed statements of income and other comprehensive income shareholders’ equity, and cash flows and related notes thereto for each of the fiscal years then ended, together with the report thereon of Mayer Hoffman McCann P.C., independent certified public accountants for the fiscal years 2003, 2004, and 2005, and (ii) an internally prepared consolidated balance sheet of each of the Selling Entities as at November 30, 2005 (the “Interim Balance Sheet”), and the related consolidated statements of income and other comprehensive income, shareholders’ equity, and cash flows for the eight–month period ended on November 30, 2005 (the “Interim Financial Statements”).

(b)               The financial statements referenced in Section 7.4(a) (including, in each case, any related notes thereto) fairly present the financial condition and the results of operations, changes in shareholders’ equity, and cash flows of the OP Entities as at the respective dates of and for the periods referred to in such financial statements.  Such financial statements were prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved, except as disclosed in the notes to such financial statements.

(c)                Each of the OP Entities maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

7.5       No Undisclosed Liabilities.  None of the OP Entities has any Liability required to be reflected on the Reference Balance Sheet in accordance with GAAP, except for (i) Liabilities accrued or reserved against the Reference Balance Sheet and (ii) Liabilities which have arisen after the date of the Reference Balance Sheet in the ordinary course of business consistent with past practice.

7.6       Promotions and Allowances.  Section 7.6 of the Disclosure Letter sets forth (i) the material terms of all return, markdown, promotion, co-op advertising and other similar programs and allowances currently offered by any of the OP Entities to its customers and (ii) the amount of the reserves established by the OP Entities as of the date of the Interim Balance Sheet, regarding the items described in clause (i).

7.7       Inventory.  The inventory reflected in the Interim Financial Statements or thereafter acquired has been determined and valued in accordance with GAAP as reflected in the Interim Financial Statements and the respective OP Entities’ books and records at the lower of cost or market on a first-in, first-out basis.  The OP Entities’ inventories (whether raw materials, work-in-process, or other inventory) other than obsolete inventory reserved for in the Interim Financial Statements is salable in the ordinary course of business consistent with past practice without any material problems; each of the OP Entities’ finished goods inventories consist of items which are good and merchantable (as defined in the Uniform Commercial Code of the State of California) in all material respects at normal mark-up in the ordinary course of business other than obsolete inventory reserved for in the Interim Financial Statements; and, to the Knowledge of the Company, no previously sold inventory is subject to refunds materially in excess of that historically experienced by the OP Entities.  All material pending commitments or orders for work-in-process were entered into in the ordinary course of business consistent with past practice.

7.8              Compliance with Applicable Laws; Regulatory Matters.

(a)                Each of the Selling Entities holds all permits, licenses, certificates, franchises, registrations, variances, exemptions, orders and approvals of all Governmental Entities which are necessary for the operation of their respective businesses and the operation of its properties and assets as related to each Selling Entity (the “Permits”).  Each of the Selling Entities is in material compliance with the terms of its Permits, and such Permits are valid, in full force and effect.  The businesses of each of the Selling Entities are not being and have not been conducted in violation of any Law, ordinance, regulation, judgment, decree, injunction, rule or order of any Governmental Entity, and such parties have not received any written warning, notice, notice of violation or probable violation, notice of revocation, or other written communication from or on behalf of any Governmental Entity, alleging (A) any violation of any Permit, or (B) that such parties require any Permit required for their respective business that is not currently held by it.  No investigation or inquiry by any Governmental Entity with respect to the Selling Entities is pending or, to the Knowledge of the applicable Selling Entity, threatened.

(b)               All material reports, documents, claims, notices or approvals required to be filed, obtained, maintained, or furnished to any Governmental Entity by the Selling Entities have been so filed, obtained, maintained or furnished.  All such reports, documents, claims and notices were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(c)                Neither the Selling Entities, nor, to the Knowledge of any of the Selling Entities, their respective officers, directors or managing employees, have engaged in any activities which are prohibited under federal or state criminal or civil laws or the regulations promulgated pursuant to such laws, or are cause for civil penalties or mandatory or permissive exclusion from any other state or federal program.

7.9       Litigation.  Section 7.9 of the Disclosure Letter sets forth a true and complete list of all litigation as of the date hereof, including reasonable detail regarding the current status of such litigation, to which either any of the Selling Entities is or, to the Knowledge of any of the Selling Entities, is threatened to be, a party or as to which their respective property or assets may be bound.  There is no litigation, arbitration, claim, suit, action, investigation, inquiry or proceeding pending or, to the Knowledge of any of the Selling Entities, threatened, against or affecting any of the Selling Entities, nor is there any judgment, award, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against any of the Selling Entities.

7.10          Taxes.

(a)                Filing of Tax Returns.  Each of the Selling Entities has timely filed (including extensions) with the appropriate taxing authorities all material Tax Returns required to be filed through the date hereof, and each Selling Entity will file on a timely basis all other Tax Returns required to be filed by it on or prior to the Closing Date.  All such Tax Returns are and will be complete and accurate in all material respects.  All Taxes due and owing by each of the Selling Entities on or before the date hereof (whether or not shown on any Tax Returns) have been paid, and each Selling Entity shall pay on a timely basis all other Taxes due and owing by it on or before the Closing Date.  None of the Selling Entities is currently the beneficiary of any extension of time within which to file any Tax Return.  No claim has ever been made by an authority in a jurisdiction where the Selling Entities do not file Tax Returns that they are or may be subject to taxation by that jurisdiction.  Section 7.10(a) of the Disclosure Letter sets forth with respect to each Selling Entity a list of states, territories and jurisdictions (both domestic and foreign) in which the Selling Entity is required to file a Tax Return relating to its operations or holdings.

(b)               Payment of Taxes. The unpaid Taxes of each Selling Entity as of the Closing Date will not exceed the amount of “Unpaid Taxes for the Period Between Signing and Closing” for such Selling Entity set forth on Section 7.10(b) of the Disclosure Letter.

(c)                Audits, Investigations or Claims.  No unpaid deficiencies for Taxes have been claimed, proposed in writing or assessed by any taxing or other governmental authority against any Selling Entity.  With respect to each Selling Entity, there are no pending or, to the Knowledge of the Selling Entity, threatened audits, assessments or other actions for or relating to any Liability in respect of Taxes of the Selling Entity.  With respect to each Selling Entity, there are no matters under discussion by any Selling Entity or its Representatives with any governmental authorities with respect to Taxes of the Selling Entity.  No Selling Entity has any reason to believe that any governmental authority has any reasonable basis to claim or assess any additional Taxes on the Selling Entity for any period ending on or prior to or including the Closing Date.  Each Selling Entity has delivered or made available to Parent complete and accurate copies of the federal, state and local Tax Returns of the Selling Entity and (if applicable) its predecessors for the taxable periods ended on or which include December 31, 2002, 2003 and 2004.  No Selling Entity or any predecessor thereof has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which remains in effect, nor has any request been made in writing for any such extension or waiver.  No power of attorney with respect to any Taxes has been executed or filed by or any behalf of any Selling Entity with any Tax authority.

(d)               Encumbrances.  There are no Encumbrances for Taxes on any assets of the Selling Entities other than Encumbrances for Taxes not yet due and payable.

(e)                Tax Elections.  No Selling Entity (i) has consented at any time under former Section 341(f)(1) of the Code to have the provisions of former Section 341(f)(2) of the Code apply to any disposition of the assets of the Selling Entity, (ii) has not agreed, and is not required and will not by virtue of any of the transactions contemplated by this Agreement be required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise, (iii) has not made an election, and is not required, to treat any asset of the Selling Entity as owned by another Person pursuant to the provisions of former Section 168(f) of the Code or as tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code, (iv) has not acquired or does not own any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code, (v) has not made and will not make a consent dividend election under Section 565 of the Code, (vi) has not elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code, and (vii) has not made any of the foregoing elections and is not required to apply any of the foregoing rules under any comparable state or local Tax provision.

(f)                 Tax Sharing Agreements.  There are no Tax-sharing agreements or similar arrangements (including indemnity arrangements) with respect to or involving any of the Selling Entities, and, after the Closing Date, none of the Selling Entities shall be bound by any such Tax-sharing agreements or similar arrangements entered into by any of the Selling Entities on or prior to the Closing or have any Liability thereunder for amounts due.

(g)                Other Entity Liability.  None of the Selling Entities has been a member of an affiliated group filing a consolidated federal income Tax Return (other than the existing group consisting of some or all of the OP Entities).  No Selling Entity has any Liability for the Taxes of any other Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise.

(h)                No Withholding.  None of the Selling Entities has been or is a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.  Each Entity has withheld and paid all Taxes required to have been withheld and paid by it in connection with amounts paid or owing to any employee, independent contractor, creditor, Shareholder or other third party.  The transactions contemplated herein are not subject to the tax withholding provisions of Section 3406 of the Code, or of Merger Subchapter A of Chapter 3 of the Code or of any other provision of law.

(i)                  Parachute and Compensation Payments.  None of the Selling Entities is a party to any Plan or any other agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code as a result of the transactions contemplated by this Agreement or any of the Contemporaneous Ancillary Transactions or which resulted in a disallowed deduction under Section 162(m) of the Code.

(j)                 Partnerships, Single Member LLCs, CFCs, PHCs and PFICs.  None of the Selling Entities (i) is a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or contract which is treated as a partnership for Tax purposes, (ii) owns a single member limited liability company which is treated as a disregarded entity other than CTS, (iii) is a Shareholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law), (iv) is a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign law), or (v) is a Shareholder in a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(k)               International Boycotts.  No Selling Entity has ever participated in or is participating in an international boycott within the meaning of Section 999 of the Code.

(l)                  Disallowance of Interest Deductions.  None of the outstanding indebtedness of any Selling Entity constitutes indebtedness with respect to which any interest deductions may be disallowed under Sections 163(i) or 163(l) or 279 of the Code or under any other provision of applicable law.

(m)              Tax Shelters.  No Selling Entity has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).  No Selling Entity has entered into any transaction (i) that would result in a substantial understatement of federal income tax within the meaning of Code Section 6662 if the treatment claimed by the Selling Entity were disallowed and (ii) for which there is no substantial authority for the Selling Entity’s tax treatment of such transaction for which the Selling Entity has not disclosed on its Tax Return the relevant facts affecting the tax treatment of such transaction.

(n)                Spin-Offs.  No Selling Entity has distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code, and no stock of any Selling Entity has been distributed in a transaction satisfying the requirements of Section 355 of the Code.

(o)               Tax Liability.  The total Tax Liability of the Company, and each component thereof, resulting from the transfer of the capital stock of MT to L. Leight is set forth on Section 7.10(o) of the Disclosure Letter.

7.11          Absence of Certain Changes or Events.

(a)                Except for the Contemporaneous Ancillary Transactions and incurring the expenses, making the payments, or the other transactions contemplated in or by this Agreement, since the date of the Reference Balance Sheet, (i) each of the Selling Entities has conducted its business in the ordinary course consistent with past practice and has not incurred any material Liability, except in the ordinary course of its business consistent with past practice; (ii) there has not been any change in the business, financial condition, Liabilities, assets, technology, Intellectual Property, employee relations, customer relations, supplier relations, manufacturer relations or distributor relations, or results of operations of the Selling Entities that has had, or would reasonably be expected to have, a Material Adverse Effect on any such party, (iii) there has not been any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any shares or membership interests of any of the Selling Entities; (iv) there has not been any split, combination or reclassification of any common stock of any of the Selling Entities or any issuance or commitment to issue or the authorization of any issuance of any capital stock or other Equity Interests of any of the Selling Entities or other securities convertible into, in exchange or in substitution for any shares of capital stock or other Equity Interests of any of the Selling Entities; (v) there has not been (A) any granting by any of the Selling Entities to any employee of any of the Selling Entities of any increase in compensation, other than in the ordinary course of business, (B) any granting by any of the Selling Entities to any such employee of any increase in severance or termination pay, (C) any entry by any of the Selling Entities into any employment, severance or termination agreement, policy or arrangement with any employee, or (D) any transaction with a Company Shareholder, KLO Shareholder, director or employee of any of the Selling Entities; (vi) there has not been any material adverse change in any of the Selling Entities’ business relationships with any clients (“Customers”), and no event of material default (with or without notice or lapse of time, or both) has occurred under any agreement between any of the Selling Entities and its respective Customers; and (vii) there has not been any change in accounting methods, principles or practices by any of the Selling Entities affecting their assets, Liabilities or business, except insofar as may have been required by a change in GAAP.

(b)               Except for the Contemporaneous Ancillary Transactions and the transactions contemplated in this Agreement, since the date of the Reference Balance Sheet, none of the Selling Entities has (i) sold, transferred, leased, pledged or mortgaged or agreed to sell, transfer, lease, pledge, or mortgage any assets, property or rights (including without limitation Intellectual Property) in excess of $25,000 individually or $50,000 in the aggregate, other than sales or disposition of inventories, in the ordinary course of business consistent with past practice, or cancelled, waived or compromised or agreed to cancel, waive or compromise, any debts, claims or rights; (ii) made any new or change in any material Tax election, settlement or compromise of any claim, notice, audit report or assessment in respect of Taxes, change in any annual Tax accounting period, adoption or change in any method of Tax accounting, filing of any amended material Tax Return, entrance into any tax allocation agreement, tax sharing agreement, tax indemnity agreement or closing agreement relating to any material Tax, surrender of any right to claim a material Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment; (iii) had any of its Intellectual Property challenged on the basis of validity, transferred or exchanged any of its Intellectual Property, or had any other material developments related to its Intellectual Property, or received any written notice of alleged infringement of the intellectual property of third parties; (iv) issued or committed to issue any capital stock or any securities convertible into capital stock; (v) made any capital expenditure(s) in excess of $10,000 individually or $50,000 in the aggregate; (vi) purchased or acquired capital assets costing more than $10,000 in any one instance; (vii) incurred or assumed any indebtedness for borrowed money or guaranteed any obligation or the net worth of any Person, other than another OP Entity; (viii) suffered any damage or destruction to, loss of, or condemnation or eminent domain proceeding relating to any of its tangible properties or assets (whether or not covered by insurance) which has had or would reasonably be likely to have a Material Adverse Effect; (ix) lost the employment services of any employee whose annual salary exceeded $75,000; (x) made any loan or advance to any Person, other than travel and other similar routine advances to employees in the ordinary course of business consistent with past practice; (xi) entered into any agreements, commitments or contracts, except those made in the ordinary course of business consistent with past practice; or (xii) entered into any agreement or commitment to do any of the foregoing.

7.12       Vote Required.  The affirmative vote of the holders of a majority of the outstanding shares of the Company Common Stock (the “Required Shareholder Vote”), is the only vote of the holders of any class or series of the Company securities necessary to approve this Agreement, the Merger and the transactions contemplated hereby with respect to the Company.  The Required Shareholder Vote has been obtained.  The affirmative vote of the holders of 70% of the outstanding shares of the KLO Common Stock (the “KLO Required Shareholder Vote”), is the only vote of the holders of any class or series of KLO securities necessary to approve this Agreement, the KLO Merger and the transactions contemplated hereby with respect to KLO.  The KLO Required Shareholder Vote has been obtained.

7.13          Material Agreements.

(a)                Section 7.13 of the Disclosure Letter sets forth a complete list of any of the following contracts or agreements (oral or written) to which any of the OP Entities is a party or by which any of the OP Entities is bound (each contract shall be specifically identified with its formal title, date of effectiveness and execution, a listing of the parties, and a list of any and all amendments with similar detail) (each, a “Material Agreement”):

(i)                  all written management, compensation, employment or other agreements entered into with any officer, director or employee of any of the Selling Entities;

(ii)                all contracts or agreements (oral or written) under which any of the OP Entities has any outstanding indebtedness, obligation or liability for borrowed money or the deferred purchase price of property or has the right or obligation to incur any such indebtedness, obligation or Liability, in each case in an amount greater than $10,000 and in the aggregate more than $50,000;

(iii)               all bonds or agreements of guarantee or indemnification under which any of the OP Entities acts as surety, guarantor or indemnitor with respect to any obligation (fixed or contingent) in an individual amount or potential amount greater than $10,000 or in the aggregate more than $50,000;

(iv)              all partnership and joint venture agreements;

(v)                all agreements relating to acquisitions or dispositions of any business or product line (other than as contemplated by this Agreement);

(vi)              all agreements creating any obligation or commitment to purchase goods, materials or services in an amount greater than $25,000 or in the aggregate more than $100,000, other than in the ordinary course of business, consistent with past practice;

(vii)             all bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or other employee benefit agreements, trusts, plans, funds or other arrangements for the benefit or welfare of any director, officer or employee of any of the Selling Entities;

(viii)           all leases related to real or personal property;

(ix)              all agreements with brokers that are not terminable by the OP Entity upon sixty (60) days’ notice without penalty or liability;

(x)                all agreements, together with any modification thereof or subsequent agreement related thereto, pursuant to which any of the OP Entities has licensed from, or to, a third party any Intellectual Property;

(xi)              all management agreements, amendments thereto or proposed management agreements and amendments thereto (and all agreements related thereto);

(xii)             any other agreement material to any of the OP Entities’ business or under which the consummation of the Merger or the transactions contemplated by this Agreement would constitute a default thereunder (with or without notice or lapse of time, or both) without the prior consent of another party thereto;

(xiii)           each management, consulting, subcontractor, retainer or other similar type of agreement under which services are provided by any Person to any of the OP Entities in excess of $50,000 per annum or $75,000 in the aggregate;

(xiv)           each agreement containing covenants limiting, in any respect, the freedom of any of the OP Entities to conduct business in any area or territory or line of business, to buy or sell particular goods or services, to buy or sell goods or services from any other Person or to solicit customers, employees or other service providers;

(xv)            each agreement containing a change of control provision;

(xvi)           each agreement or arrangement with respect to advertising (including co-op advertising);

(xvii)         each agreement that obligates the Company to indemnify a third party, other than such agreements that were made in the ordinary course of business consistent with past practice or that do not have the primary purpose of indemnifying a third party; and

(xviii)        each other agreement (or group of agreements) not discussed above, the loss of which could reasonably be expected to have, directly or indirectly, individually or in the aggregate, a Material Adverse Effect on the OP Entities and KLO taken as a whole.

(b)               None of the OP Entities or KLO (as applicable) is in default (with or without notice or lapse of time, or both) under any material term of any Material Agreement.  To the Knowledge of the OP Entities or KLO (as applicable), (i) no other party thereto is in default under any material term of any Material Agreement, and (ii) each Material Agreement is valid, binding and enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors generally, or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).  None of the OP Entities or KLO (as applicable) has received any notice of termination with respect to any Material Agreement.

(c)                The only agreements of KLO immediately after the Closing are set forth on Section 7.13(c) of the Disclosure Letter.

7.14      Employee Benefit Plans; ERISA.

(a)                Existence of Plans.  Section 7.14(a) of the Disclosure Letter lists each Plan.  None of the Plans (i) is a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) is subject to Section 412 of the Code or Section 302 or Title IV of ERISA, (iii) provides post-retirement medical, health or other welfare benefits other than as required by applicable law, and (iv) is a “welfare benefit fund,” as defined in Section 419(e) of the Code, or an organization described in Sections 501(c)(9) or 501(c)(20) of the Code.  In addition, neither the Selling Entities nor any of the ERISA Affiliates have made any legally enforceable commitment to create or amend any Plan.  There are no Plans which Parent, the Surviving Entity or the Selling Entities will not be able to terminate immediately after the Closing in accordance with their terms and ERISA.  The Selling Entities have made available to Parent true and complete copies of: (i) each of the Plans and any related funding agreements thereto (including insurance contracts) including all amendments, (ii) the currently effective summary plan description pertaining to each of the Plans, if any, (iii) the three (3) most recent annual reports of Form 5500 for each of the Plans (including all related schedules), if any and (iv) the most recent IRS determination letter, opinion, notification or advisory letter (as the case may be) for each Plan which is intended to constitute a qualified plan under Section 401 of the Code.  For purposes of this Agreement, “ERISA Affiliate” means any person that, together with any of the Selling Entities as of any relevant date was or is required to be treated as a single employer under Code Section 414 or ERISA.

(b)               Penalties; Reportable Events.  Neither the Selling Entities nor any ERISA Affiliate is subject to any material penalty tax or other penalty with respect to a Plan under ERISA or the Code, and the Selling Entities have no Knowledge of any circumstances which will result in any such material penalty tax or other penalty.  Each Plan which is required to comply with the provisions of Sections 4980B and 4980C of the Code, or with the requirements referred to in Section 4980D of the Code, has complied in all material respects.

(c)                Deficiencies; Qualification.  Neither the Selling Entities nor any ERISA Affiliate has any unfunded Liability under ERISA in respect of any of the Plans.  Each of the Plans which is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination letter, opinion, notification or advisory letter from the IRS.  All of the Plans have been administered and maintained in accordance in all material respects with the terms thereof and in compliance in all material respects with ERISA, the Code and all other applicable laws.  All contributions required to be made by the Selling Entities or any of their ERISA Affiliates to any Plan have been made in all material respects accordance with the terms of that Plan, ERISA, the Code or any other applicable Laws.

(d)               Parachute Payments.  Neither the execution of this Agreement nor the consummation of any of the transactions contemplated hereby (whether alone or upon the occurrence of any additional or further acts or events) will (i) result in any obligation or Liability (with respect to accrued benefits or otherwise) on the part of the Selling Entities or the Surviving Entity to any Plan, or to any present or former employee, director, officer, shareholder, contractor or consultant of Parent, the Surviving Entity, or any of their respective Subsidiaries or any of their dependents, (ii) be an event under any Plan that will result in any payment (whether of severance pay or otherwise) becoming due to any such present or former employee, officer, director, shareholder, contractor, or consultant, or any of their dependents, or (iii) accelerate the time of payment or vesting, or increase the amount, of any compensation theretofore or thereafter due or granted to any employee, officer, director, shareholder, independent contractor, or consultant of the Selling Entities or any of their dependents.  With respect to any insurance policy which provides, or has provided, funding for benefits under any Plan, there is and will be no material Liability of the Selling Entities or Parent in the nature of a retroactive or retrospective rate adjustment, loss sharing arrangement, or actual or contingent material Liability as of the Closing Date.

(e)                COBRA.  With respect to each Plan which provides health care coverage, to the Selling Entities’ Knowledge, the Selling Entities and each ERISA Affiliate have complied in all material respects with (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), and the applicable COBRA regulations and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations thereunder, and neither the Selling Entities nor any ERISA Affiliate have incurred any material excise tax under Section 4980B of the Code.

(f)                 Litigation.  Other than routine claims for benefits under the Plans, there are no pending, or, to the Knowledge of the Selling Entities, threatened actions or proceedings against any Plan, the fiduciaries or administrators of any of the Plans, or the Selling Entities or any ERISA Affiliate, with any of the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation, any participant in or beneficiary of any Plan or any other person whomsoever.

(g)                Code Section 409A.  There is no Plan or other contract, agreement or benefit arrangement covering any current or former employee or independent contractor of any of the Selling Entities which is subject to Section 409A of the Code and fails to comply with the requirements of Section 409A(a)(2), (3) or (4) of the Code, or under which any such current or former employee or independent contractor has or will become subject to taxation under Section 409A of the Code.

7.15       Brokers or Finders.  No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Selling Entities.

7.16          Real Property; Personal Property.

(a)                Section 7.16(a) of the Disclosure Letter contains a complete list by address of all real property leased, operated or used by any of the Selling Entities (collectively, the “Real Property”).  All Real Property leases or subleases of any of the Selling Entities are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a default) by any of the Selling Entities or, to the Knowledge of the applicable Selling Entity, by the other party to such lease or sublease.  True and complete copies of such leases and subleases have been made available to Parent.  No litigation, condemnation, expropriation, eminent domain or similar proceeding affecting all or any portion of any Real Property is pending or, to the Knowledge of any of the Selling Entities, threatened.  There are no oral agreements with respect to any Real Property.  No option to extend, renew or purchase with respect to any Real Property has been exercised.  No guaranty or other undertaking with respect to the performance of any obligation arising under any agreement or document related to the Real Property has been delivered by the Company or KLO.

(b)               Each of the OP Entities has legal and valid title to, or in the case of leased assets and properties, valid and subsisting leasehold interests in, all of the material tangible personal properties and assets used in the operation of the business of such OP Entity, free and clear of all Encumbrances, except for Permitted Encumbrances.  None of the real or tangible personal property or assets owned, leased, operated or used by the OP Entities is subject to any lease, sublease, license, sublicense or other agreement granting to any other Person any right to the use, occupancy or enjoyment of such property or any portion thereof.

7.17       Affiliated Transactions and Certain Other Agreements.  Section 7.17 of the Disclosure Letter sets forth a list of those persons and entities who are “affiliates” of any of the Selling Entities, respectively, within the meaning of Rule 145 promulgated under the Securities Act or for purposes of Accounting Series Releases 130 and 135 of the SEC (the “Affiliates”).

(i)                  There are no agreements or Liabilities between any of the Selling Entities, on the one hand, and any officer, employee, director, Shareholder of any of the Selling Entities or Affiliate, and the other hand,

(ii)                the Selling Entities do not provide or cause to be provided any assets, services or facilities to any such officer, employee, director, shareholder of any of the Selling Entities or any Affiliate,

(iii)               no officer, employee, director, shareholder of any of the Selling Entities or Affiliate provides or causes to be provided any assets, services or facilities to any of the Selling Entities, and

(iv)              the Selling Entities do not beneficially own, directly or indirectly, any investment assets of any such current or former officer, employee, director, shareholder of any of the Selling Entities or Affiliate, respectively.

7.18       Environmental Matters.  (a) The Selling Entities have complied in all material respects with all applicable Environmental Laws; (b) the properties currently operated by the Selling Entities (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substance to an extent reasonably likely to give rise to a material Liability or material remediation obligations of the Selling Entities under any applicable Environmental Law; (c) the properties formerly operated by the Selling Entities were not contaminated with any Hazardous Substance during the period of operation by the Selling Entities to an extent reasonably likely to give rise to a material Liability or material remediation obligations of the Selling Entities; (d) none of the Selling Entities has disposed of any Hazardous Substance at any other property in a manner reasonably likely to give rise to a material Liability or material remediation obligations of the Selling Entities under any Environmental Laws; (e) to the Knowledge of any of the Selling Entities, none of the Selling Entities has received any written notice, demand, letter, claim or request for information indicating that the Selling Entities may be in violation of or subject to liability under any Environmental Law; (f) to the Knowledge of any of the Selling Entities, none of the Selling Entities is subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or any indemnity or other agreement with any third party relating to any Environmental Law or Hazardous Substance; and (g) there are no other circumstances or conditions involving the Selling Entities that could reasonably be expected to result in any material claims or material restrictions on the ownership, use, or transfer of any property of the Selling Entities pursuant to any Environmental Law.  As used herein, the term “Environmental Law” means any federal, state, local or foreign law, statute, ordinance, regulation, any legally binding and enforceable judgment, order, decree, arbitration award or agency requirement, license, permit, authorization or common law, relating to the protection, investigation or restoration of the environment, health and safety (as relating to exposure to Hazardous Substances), or natural resources.  As used herein, the term “Hazardous Substance” means any substance that is:  (i) a pollutant or contaminant or a hazardous or toxic chemical, waste, substance or material, including any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (ii) any other substance that may be the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.

7.19          Intellectual Property.

(a)                Each of the Selling Entities own, or have the defensible right to use or license, without encumbrances, the Intellectual Property and Proprietary Technology used in their businesses as presently conducted and as they are expected to be conducted as of the Closing, and such Intellectual Property and Proprietary Technology rights are sufficient to conduct their businesses as presently conducted (such rights are hereinafter referred to as the “Intellectual Property Rights”).

(b)               The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (i) constitute a breach of any instrument or agreement governing any Intellectual Property Rights; (ii) cause the forfeiture or termination or give rise to a right of forfeiture or termination of any Intellectual Property Rights or (iii) impair the right of any of the Selling Entities or, immediately after the Closing, of Parent, to own or license any Intellectual Property Rights or portion thereof.

(c)                None of the Selling Entities has received any notice or claim or has Knowledge that the Selling Entities’ Intellectual Property or Proprietary Technology infringes on the rights of any third party.  No Selling Entity has received any notice or claim or has any Knowledge that any patent, copyright or trademark has any invalidity which would reasonably be expected to have a Material Adverse Effect on any of the Selling Entities.  Each of the Selling Entities owns all Intellectual Property (or has the right to use such Intellectual Property) free and clear of all Liens and Encumbrances, and there is no requirement to make royalties, honoraria, fees or other payments for the continued use of such Intellectual Property.  No employee of any of the Selling Entities has entered into any contract or agreement that restricts or limits in any way the scope or type of work in which the employee may be engaged or requires the employee to transfer, assign, or disclose information concerning his work to anyone other than the Selling Entities.  No current or prior directors, officers, employees, consultants or contractors of any of the Selling Entities claim or, to the Knowledge of the Selling Entities, have a right to claim an ownership interest in any of the Intellectual Property Rights.

(d)               Section 7.19(d) of the Disclosure Letter sets forth a complete and accurate list and summary description of all Intellectual Property and Proprietary Technology held by each of the Selling Entities, including without limitation all registrations and applications for any of the foregoing owned, licensed, used or filed by or on behalf of the Selling Entities anywhere in the world.  All of the Intellectual Property held by the Selling Entities are in full force and effect and have not lapsed, expired or been cancelled or abandoned.

(e)                With respect to each item required to be identified in Section 7.19(d) of the Disclosure Letter, (i) the item is not subject to any outstanding injunction, judgment, order, decree, ruling or charge; (ii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or, to the Selling Entities’ Knowledge, is threatened which challenges the legality, validity, enforceability, use, or ownership of the item; and (iii) none of the Selling Entities has agreed to indemnify any Person for or against any interference, infringement, misappropriation, or other conflict with respect to the item.

(f)                 Section 7.19(f) of the Disclosure Letter sets forth a complete and accurate list and summary description of all contracts or agreements relating to the Intellectual Property and Proprietary Technology, including all royalty agreements for the benefit of any Selling Entity, by which the Selling Entities are bound.  There are no outstanding and, to the Selling Entities’ Knowledge, no threatened, disputes or disagreements with respect to any such contracts or agreements.

7.20          Employees and Labor Matters.

(a)                To the Knowledge of the Company, no executive, key employee, or group of employees has any plans to terminate employment with the OP Entities prior to the Effective Time of the Mergers.  No Employee has any pending claim against any of the Selling Entities.

(b)               Section 7.20(b) of the Disclosure Letter contains a list of (i) all full, part-time and hourly employees of the Selling Entities as of the date of this Agreement (the “Selling Entity Employees”), (ii) all consultants and other independent contractors to the Selling Entities who have rendered services material to the business of the Selling Entities within the last twelve (12) months, and (iii) the directors and executive officers of the Selling Entities, if any, including an organizational chart of each.  Section 7.20(b) of the Disclosure Letter also sets forth for each Selling Entity Employee the following information as of the date hereof:  (u) title, (v) supervisor, (w) base or hourly compensation, (x) accrued and unused vacation and sick pay, (y) any severance obligation of the Selling Entities which may result upon consummation of the transactions contemplated by this Agreement, and (z) the aggregate amount of bonuses or incentive compensation paid or accrued with respect to the current fiscal year.

(c)                During the past five (5) years, the Selling Entities have not experienced any work stoppage, slow-down, picket, strike, lock-out or other labor disturbance, nor is any such work stoppage, slow-down, picket, strike, lock-out or other labor disturbance presently occurring or, to the Knowledge of the Company, threatened.  To the Knowledge of the Company, (i) there are no organizational efforts presently being made or threatened by or on behalf of any labor union with respect to any Selling Entity Employees, and (ii) during the last five (5) years, no union or other labor organization has attempted to organize any current or former employees of the OP Entities.  Neither the Selling Entities nor to the Knowledge of the Company, any of the ERISA Affiliates, are or were a party to any collective bargaining agreement.

(d)               There are no claims, controversies, labor disturbances, investigations, proceedings or complaints pending or, to the Knowledge of the Company and KLO, threatened, by any Governmental Entity, any Selling Entity Employees, any party or parties representing any of such Selling Entity Employees, or any former employer of a current Selling Entity Employee, against the Selling Entities before any court, arbitrator or other tribunal.  There are no unfair labor practice charges, charges of discrimination, wrongful termination or other similar complaints pending against the Selling Entities involving employees now or previously employed by the Selling Entities, nor, to the Knowledge of the Company and KLO, do any facts or circumstances exist that could provide a reasonable basis for the same.

(e)                Each of the Selling Entities has complied in all material respects with all applicable Laws, regulations and rules relating to employees, the employment of labor, and the safety and health of employees, including without limitation, all laws, regulations and rules relating to occupational health and safety, discrimination, unemployment, wages, hours, the Family and Medical Leave Act of 1993, collective bargaining, and the collection and payment of withholding Taxes and similar Taxes.  To the Knowledge of the Selling Entities, no facts or circumstances exist that could provide a reasonable basis for a claim of wrongful termination by a current or former employee of the Selling Entities.

(f)                 To the Knowledge of the Selling Entities, no member of the existing or prior work force of the Selling Entities has been subjected to any occupational health or safety hazard as a result of his or her service to the Selling Entities that could reasonably be expected to be materially adverse to the Selling Entities.

(g)                Section 7.20(g) of the Disclosure Letter contains a list of all agreements: (i) restricting the right of the Selling Entities to terminate any Selling Entity Employee at-will; or (ii) requiring any payment, other than wages earned through the date of termination and accrued, unused vacation pay, upon termination of the employment of any Selling Entity Employee.  All Selling Entity Employees are employed at-will.

7.21       Insurance.  Section 7.21 of the Disclosure Letter contains a complete and accurate list of all policies or binders of fire, liability, title, property, director and officer, worker’s compensation, product liability (which list shall be for three (3) years) and other forms of insurance (showing as to each policy or binder the carrier, policy number, coverage limits, deductibles, expiration dates, annual premiums, a general description of the type of coverage provided, and loss experience history by line of coverage) maintained by the OP Entities on their businesses or employees.  All insurance coverage applicable to the OP Entities is in full force and effect, insures the OP Entities in reasonably sufficient amounts, as determined by the OP Entities in consultation with their insurance agents, and provides coverage as may be required by any and all contracts or agreements that the OP Entities are a party to and has been issued by insurers of recognized responsibility.  There is no default under any such coverage nor has there been any failure to give notice or present any claim under any such coverage in a due and timely fashion.  There are no outstanding unpaid premiums except in the ordinary course of business and no notice of cancellation or nonrenewal of any such coverage has been received.  There are no provisions in such insurance policies for retroactive or retrospective premium adjustments.

7.22       Payables.  All accounts payable of the Selling Entities have arisen in the ordinary course of business consistent with past practice.  All items which are required by GAAP to be reflected as payables on the Interim Financial Statements and on the books and records of the OP Entities are so reflected and have been recorded in accordance with GAAP.  There has been no material adverse change since the date of the Interim Balance Sheet in the amount or delinquency of accounts payable of the Selling Entities, either individually or in the aggregate.

7.23       Accounts Receivable.  The net accounts receivable set forth on the Reference Balance Sheet, and all net accounts receivable arising since the Reference Balance Sheet Date, represent bona fide claims of the OP Entities against debtors for sales, services performed or other charges arising on or before the date hereof, and all the goods delivered and services performed which gave rise to said accounts were delivered or performed in accordance with the applicable orders, agreements or customer requirements.  Such net accounts receivable are subject to no defenses, counterclaims or rights of setoff and, to the Knowledge of the Company, are fully collectible in the ordinary course of business without cost in collection efforts therefor, except to the extent of the appropriate reserves for bad debts on accounts receivable as set forth on the Reference Balance Sheet and, in the case of accounts receivable arising since the Reference Balance Sheet Date, to the extent of a reasonable reserve rate for bad debts on accounts receivable which is not greater than the rate reflected by the reserve for bad debts on the Reference Balance Sheet.

7.24          Customer and Supplier Relationships.

(a)                Section 7.24(a) of the Disclosure Letter lists the ten (10) largest customers of each of the OP Entities for the fiscal years ended March 31, 2004 and 2005 and the Stub Period.  To the Knowledge of the OP Entities, there are no facts or circumstances (including the consummation of the transactions contemplated hereby) that are likely to result in the loss of any one such customer or group of customers of each of the OP Entities or a material adverse change in the relationship of the applicable OP Entity with such a customer or group of customers.

(b)               Section 7.24(b) of the Disclosure Letter lists the top ten (10) largest suppliers of materials to each of the OP Entities for the fiscal years ended March 31, 2004 and 2005 and the Stub Period.  To the Knowledge of each of the OP Entities, there are no facts or circumstances (including the consummation of the transactions contemplated hereby) that are likely to result in the loss of any one such supplier or group of suppliers of the OP Entities or a material adverse change in the relationship of the OP Entities with such a supplier or group of suppliers.

7.25       Absence of Certain Business Practices.  Neither the Selling Entities, nor any of their directors or officers, nor, to the Knowledge of the Company and KLO, any of their employees or agents have directly or indirectly, in their capacity as director, officer or employee, (a) made any contribution or gift which contribution or gift is in violation of any applicable Law, (b) made any bribe, rebate, payoff, influence payment, kickback or other payment to any Person, regardless of form, whether in money, property or services, in violation of any Law or legal requirement, or (c) established or maintained any fund or asset of the Selling Entities that has not been recorded in the books and records of the Selling Entities.

7.26       Assets.  Each of the Selling Entities has good and marketable title to its assets, respectively, and upon the consummation of the transactions contemplated hereby, such entities will continue to have good and marketable title to all of such assets, except as contemplated by the Contemporaneous Ancillary Transactions, free and clear of any material Liens.  Such assets include all assets necessary for the conduct of the Selling Entities’ businesses as presently conducted and as contemplated to be conducted, except as contemplated by the Contemporaneous Ancillary Transactions.  All tangible assets and properties of the Selling Entities are in good operating condition and repair (ordinary wear and tear excepted and subject to normal and customary maintenance requirements) and are usable in the ordinary course of business and conform in all material respects to all applicable Laws relating to their use and operation.

7.27       Books and Records.  The Selling Entities have made and kept (and given Parent access to) their true, correct and complete books and records and accounts, which, in reasonable detail, accurately and fairly reflect the activities of the Selling Entities.  The minute books of the Selling Entities previously made available to Parent accurately and adequately reflect all action previously taken by the shareholders, members, board of directors and committees of the board of directors of the Selling Entities, respectively.  The copies of the stock book records of the Selling Entities previously made available to Parent are true, correct and complete, and accurately reflect all transactions effected in the Selling Entities’ equity securities or membership interest through and including the date of this Agreement.

7.28       Foreign Corrupt Practices Act.  Neither the Selling Entities nor any officer, director, employee or agent thereof or any shareholder thereof acting on behalf of the Selling Entities, respectively, has done any act or authorized, directed or participated in any act, in violation of any provision of the United States Foreign Corrupt Practices Act of 1977, as amended, applied to such Person.

7.29      Customs.

(a)                The Selling Entities are, and at all times have been, in compliance with all applicable Laws and regulations relating to importing into the United States with respect to business conducted by the Selling Entities, or for which the Selling Entities could be held liable, including, without limitation, the accuracy of all statements and representations made to any Government department, agency or office (including U.S. Customs and Border Protection, the U.S. Federal Trade Commission, the U.S. Food and Drug Administration and the U.S. Consumer Products Safety Commission), the timely and accurate filing of all entries, reports, schedules and forms required to be filed and the timely and accurate reporting and payment of all duties, taxes, fees, payments or other governmental obligations.

(b)               Neither the Selling Entities, nor any Representative of any of the Selling Entities, has provided any assistance (including, but not limited to, materials, tooling/equipment, engineering/artwork/design work, financial assistance), directly or indirectly, to the maker of any goods imported into the United States, other than such assistance which has been fully and accurately disclosed to U.S. Customs and Border Protection to the extent required by law.

(c)                To the Knowledge of the Company, neither the Selling Entities, nor any Representative of any of the Selling Entities, has made any payment related to the imported merchandise (including, but not limited to, indirect payments and royalty/license fees related to imported merchandise), other than such payment which has been fully and accurately disclosed to U.S. Customs and Border Protection to the extent required by law.

(d)               The Selling Entities have maintained all records with respect to the business conducted by the Selling Entities relating to importing into the United States.

(e)                Since January 1, 2001, neither the Selling Entities, nor any Representative of any of the Selling Entities, has received written notice of any audits, inquiries, investigations, claims, notices or demands for duties, fines, penalties, seizures, forfeitures, product redelivery, or liquidated damages by U.S. Customs and Border Protection or any other Government department, agency or office (including, but not limited to, the U.S. Federal Trade Commission, U.S. Food and Drug Administration, U.S. Consumer Products Safety Commission, U.S. Department of Justice, any Office of the U.S. Attorney) arising out of any transactions or importations by or for the Selling Entities.

(f)                 Since January 1, 2001, neither the Selling Entities, nor any Representative of any of the Selling Entities, has received any audit reports (internal, third party or governmental) or third-party opinions relating to articles imported into the United States by or for the Selling Entities.

(g)                Since January 1, 2001, neither the Selling Entities, nor any Representative of any of the Selling Entities, has submitted, or caused to be submitted, a prior disclosure to U.S. Customs and Border Protection.

(h)                The Selling Entities are, and at all times have been, in compliance with all applicable laws and regulations relating to importing into the European Union with respect to business conducted by the Selling Entities, or for which the Selling Entities could be held liable, including, without limitation, the accuracy of all statements and representations made to any Governmental Entity, the timely and accurate filing of all entries, reports, schedules and forms required to be filed and the timely and accurate reporting and payment of all duties, Taxes, fees, payments or other governmental obligations.

7.30       No Withholding.  No withholding is required by Parent with respect to the payment of the Company Purchase Price or the KLO Purchase Price under the Code, or any provision of state, local or foreign tax law, or any court order.

ARTICLE VIII.
REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Company and KLO, and to each of the KLO Shareholders and Company Shareholders, that the statements contained in this Article VIII are correct and complete as of the date of this Agreement and will also be correct and complete as of the Closing Date (other than for representations and warranties that refer to a specific date).

8.1       Organization, Standing and Power.  Parent has been duly incorporated and is validly existing in good standing under the laws of the State of Washington and has the requisite power and authority to carry on its business as now being conducted.  Each of Merger Sub and KLO Merger Sub is a wholly-owned Subsidiary of Parent and is duly incorporated, validly existing and in good standing under the laws of California.

8.2            Authority; No Conflicts.

(a)                Parent has all requisite corporate power and corporate authority to enter into this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent.  This Agreement has been duly executed and delivered by Parent and constitutes a valid and binding agreement of Parent, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors generally, or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b)               No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent in connection with the execution and delivery of this Agreement by Parent or the consummation by Parent of the transactions contemplated hereby, except for (i) the filing of the Agreements of Merger with the Secretary of State of the State of California and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business; (ii) those required under the HSR Act or any other antitrust or competition Law; and (iii) such consents, approvals, orders or authorizations the failure of which to be made or obtained individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on Parent.

(c)                Each of Merger Sub and KLO Merger Sub has all requisite corporate power and corporate authority to enter into this Agreement and to consummate the transactions contemplated hereby.  The execution, delivery and performance by Merger Sub and KLO Merger Sub of this Agreement and the consummation by Merger Sub and KLO Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Merger Sub and KLO Merger Sub.  This Agreement has been duly executed and delivered by Merger Sub and KLO Merger Sub and constitutes a valid and binding agreement of Merger Sub and KLO Merger Sub, enforceable against each of them in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors generally, or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(d)               Neither the execution and delivery by the Parent, Merger Sub or KLO Merger Sub of this Agreement or any of the other documents referred to herein to which the Parent, Merger Sub or KLO Merger Sub are a party (including without limitation the Agreement of Merger and the KLO Agreement of Merger), nor the consummation of the transactions contemplated hereby or thereby, will (A) result in any Violation of (i) the Organizational Documents of any of Parent, Merger Sub or KLO Merger Sub, (ii) any material note, loan or credit agreement, mortgage, deed of trust, bond, indenture, benefit plan, lease or other agreement, instrument, permit, concession, franchise, or license to which any of Parent, Merger Sub or KLO Merger Sub is a party or by which any of them or any of their respective properties or assets are bound, or (iii) any Law, writ, injunction or license of any Governmental Entity having jurisdiction over the Parent, Merger Sub or KLO Merger Sub or their respective properties or assets, or (B) create an Encumbrance on any of the material properties or assets of the Parent, Merger Sub or KLO Merger Sub.

8.3       Interim Operation of Merger Sub.  Neither Merger Sub nor KLO Merger Sub is a party to any material agreements and neither has conducted any activities other than in connection with the organization of Merger Sub and KLO Merger Sub, as the case may be, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby.  Neither Merger Sub nor KLO Merger Sub has Subsidiaries.

8.4       Brokers or Finders.  No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, Merger Sub or KLO Merger Sub.

ARTICLE IX.
COVENANTS RELATING TO CONDUCT OF BUSINESS OF THE SELLING ENTITIES

9.1       Conduct of Business by the Selling Entities Pending the Closing.  Each Selling Entity agrees that, between the date of this Agreement and the Effective Time, except for the Contemporaneous Ancillary Transactions, except as specifically permitted or required by any other provision of this Agreement and except as set forth in Section 9.1 of the Disclosure Letter, unless Parent shall otherwise agree in writing (which agreement shall not be unreasonably withheld), the Selling Entity shall (a) maintain its existence in good standing under applicable Law, (b) conduct its operations only in the ordinary and usual course of business consistent with past practice, and (c) use best efforts to keep available the services of the current officers, key employees and consultants of the Selling Entity and to preserve the current relationships of the Selling Entity with its customers, suppliers and other Persons with which the Selling Entity has significant business relations as is reasonably necessary in order to preserve substantially intact its business organization.  Without limiting the foregoing, and as an extension thereof, except for and as contemplated by the Contemporaneous Ancillary Transactions, as specifically permitted or required by any other provision of this Agreement or as set forth in Section 9.1 of the Disclosure Letter, each of the Selling Entities shall not, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following unless permitted by the prior written consent of Parent (which consent shall not be unreasonably withheld):

(a)                amend its Organizational Documents;

(b)               issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of its Equity Interests of any class, or securities convertible or exchangeable or exercisable for such Equity Interests or voting securities, or any options, warrants or other rights of any kind to acquire any such Equity Interests or voting securities or such convertible or exchangeable securities, or any other ownership interest, of the Selling Entities;

(c)                (i) sell, pledge, dispose of, transfer, lease, sell and leaseback, license, guarantee, securitize or encumber, or authorize the sale, pledge, disposition, transfer, lease, sale and leaseback, license, guarantee, securitization or encumbrance of, any property, asset or interest therein (including without limitation any Intellectual Property Rights of the Selling Entities) of the Selling Entities, except for sales of inventory and used equipment in the ordinary course of business consistent with past practice;

(d)               (i) declare, set aside or pay any dividends on, or make any other distributions (whether payable in cash, stock or property or a combination thereof) in respect of, any of its Equity Interests, (ii) enter into any agreement with respect to the voting of its Equity Interests or voting securities, (iii) split, combine, subdivide or reclassify any of its Equity Interests or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its Equity Interests or (iv) purchase, redeem or otherwise acquire any of its Equity Interests or any other securities thereof or any rights, warrants or options to acquire any such Equity Interests or other securities, except for the repurchase of stock from its directors, officers, employees, consultants or independent contractors;

(e)                directly or indirectly acquire (i) by merging or consolidating with, or by purchasing assets of, or by any other manner, any Person or division, business or Equity Interest of any Person or (ii) any asset or assets (other than inventory) that, individually, has a purchase price in excess of $25,000 or, in the aggregate, have a purchase price in excess of $100,000;

(f)                 (i) incur any indebtedness for borrowed money or capital lease obligations or guarantee any such indebtedness or capital lease obligations of another Person (other than another OP Entity), issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Selling Entities, or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person (other than another OP Entity) for borrowed money or capital lease obligations, or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person (other than another OP Entity) or enter into any arrangement having the economic effect of any of the foregoing or (ii) make or authorize any loan, advance or capital contributions to, or investments in, any other Person (other than another OP Entity), other than in the case of the foregoing (i) and (ii), (A) in connection with the purchase of supplies in the ordinary course of business consistent with past practice, or (B) travel loans or advances made in the ordinary course of business, consistent with past practice, and which are not material in amount (which expenses will be documented by receipts for the claimed amounts in accordance with past practice);

(g)                make or agree to make any new capital expenditure (including leases and licenses) or enter into any agreement or agreements providing for payments which are in excess of $25,000 individually or $100,000 in the aggregate;

(h)                except as required by law or the terms of any agreement in effect on the date hereof, (i) adopt, enter into, terminate or amend in any material respect any (A) Plan or (B) other collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance, indemnification or other plan, trust, fund, policy or arrangement for the benefit of any current or former director, officer, consultant or employee, (ii) increase in any manner the compensation, bonus, or fringe or other benefits of, or pay any bonus to, any current or former officer, director or employee, (iii) pay any benefit or amount not required under any Plan, (iv) increase in any manner the severance or termination pay of any current or former director, officer or employee, (v) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Plan, or remove any existing restrictions in any Plans or agreements or awards made thereunder, (vi) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Plan;

(i)                  (i) pre–pay any long–term debt except in the ordinary course of business consistent with past practice, (ii) delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice, (iii) delay or accelerate payment of any account payable in advance of its due date or the date such Liability would have been paid in the ordinary course of business consistent with past practice or (iv) vary its practice with respect to the purchase of supplies and raw materials in any material respect from the Selling Entities’ past practices;

(j)                 (i) pay, discharge or satisfy any material Liabilities, other than the payment, discharge, or satisfaction in the ordinary course of business consistent with past practice or in accordance with their terms, of Liabilities disclosed, reflected or reserved against in the Interim Financial Statements (for amounts not in excess of such reserves) or incurred since the date of such Interim Financial Statements in the ordinary course of business consistent with past practice, (ii) cancel, discharge or adversely modify the terms of any indebtedness owed to the Selling Entities or (iii) waive, release, assign, settle or compromise any material claims, or any material litigation or arbitration;

(k)               waive any benefits of, agree to modify in any respect, fail to enforce, or consent to any matter with respect to which consent is required under, any (i) standstill or similar agreement containing provisions prohibiting a third party from purchasing its Equity Interests or voting securities or otherwise seeking to influence or exercise control over such Selling Entity or (ii) confidentiality or similar agreement to which it is a party;

(l)                  make any change in accounting policies or procedures, other than as required by GAAP;

(m)              make or change any material Tax election, settle or compromise any claim, notice, audit report or assessment in respect of Taxes, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended material Tax Return, enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any material Tax, surrender any right to claim a material Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(n)                write up, write down or write off the book value of its assets, except for depreciation and amortization and write–downs and reserves required or permitted by GAAP consistently applied;

(o)               take any action to render inapplicable, or to exempt any third party from any state takeover Law or other state Law that purports to limit or restrict business combinations or the ability to acquire or vote shares, in each case, other than the Merger;

(p)               enter into, modify, amend or terminate any agreement or contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would reasonably be expected to (i) result in a Material Adverse Effect of such Selling Entity; (ii) impair its ability to perform its obligations under this Agreement in any material respect; (iii) prevent or materially delay the consummation of the transactions contemplated by this Agreement; or (iv) limit or restrict the Surviving Entity, any Affiliate of the Surviving Entity or any of their successors and assigns from engaging or competing in any line of business or in any geographic area;

(q)               enter into any written contract or agreement which shall not terminate or be subject to termination for convenience, in each case, without a cost not to exceed $5,000, by such Selling Entity upon notice of 60 days or less;

(r)                 enter into any contract or agreement to the extent consummation of the transactions contemplated by this Agreement or compliance by the Selling Entities with the provisions of this Agreement would reasonably be expected to (i) conflict with, or result in a violation or breach of, or default (with or without notice or lapse of time, or both) under, such contract or agreement, (ii) give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a material benefit under such contract or agreement, or (iii) result in the creation of any Lien in or upon any of its properties or other assets under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlements of any third party under, or result in any material alteration of, any provision of, such contract or agreement;

(s)                enter into any contract or agreement containing any restriction on the ability of such Selling Entity to assign its rights, interests or obligations thereunder;

(t)                 modify or amend, in any material respect, or terminate, or waive, release or assign any rights or claims under, or agree to any material change in, any Material Agreement;

(u)                promote or terminate any employee or consultant, change the employment status or titles of any employee or consultant or hire any employee or consultant;

(v)                enter into any material strategic alliance, affiliate agreement or joint marketing arrangement or agreement;

(w)              take any action that is intended to or will result in any of the representations and warranties set forth in Article VII to become untrue or any condition set forth in Article XI not being satisfied; or

(x)                authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing;

provided, however, that notwithstanding the foregoing provisions of this Section 9.1:  (A) KLO may declare, set aside and pay dividends and other distributions in respect of any of its Equity Interests; and (B) each of the Selling Entities may sell, transfer or assign life, disability and similar policies of insurance (the “Insurance Policies”) to the Company Shareholder, KLO Shareholder or other party insured thereby for payment of the cash surrender value thereof, if any.

9.2       Tax Matters.

(a)                Tax Periods Ending on or before the Closing Date – Tax Returns.  Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for each of the Selling Entities for all periods ending on or prior to the Closing Date which are filed after the Closing Date.  Parent shall permit the Seller Representative to review and comment on each such Tax Return prior to filing.

(b)               Tax Periods Beginning Before and Ending After the Closing Date.  Parent shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of each of the Selling Entities for Tax periods which begin before the Closing Date and end after the Closing Date.

(c)                Cooperation on Tax Matters.  Parent, the Company, KLO, the Company Shareholders, the KLO Shareholders and the Seller Representative shall cooperate fully, as and to the extent reasonably requested by any of them, in connection with the filing of Tax Returns pursuant to this Agreement and any audit, litigation or other proceeding with respect to Taxes.   Each of Parent, the Company, KLO, the Company Shareholders, KLO Shareholders and the Seller Representative agree (A) to retain all books and records with respect to Tax matters in their respective possession which are pertinent to any of the Selling Entities and relate to any Tax period beginning before the Closing Date until the expiration of the applicable statute of limitations, (B) to deliver or make available to Parent upon written request by Parent after the Closing Date, copies of all such books and records, and (C) to give the other parties reasonable written notice prior to transferring, destroying or discarding any such books and records and, if any other party so requests, the Parent, the Company, KLO, the Company Shareholders, KLO Shareholders or the Seller Representative, as the case may be, shall allow the other party to take possession of such books and records at such other party’s expense.

(d)               Contest Provisions.  If, subsequent to the Closing, Parent, the Company or KLO receives notice of a Tax Contest with respect to any Tax Return for a Tax period ending on or before the Closing Date (a “Pre-Closing Return”), then within fifteen (15) days after receipt of such notice, the Parent shall notify the Seller Representative of such notice.  The Seller Representative shall have the right to control the conduct and resolution of such Tax Contest, provided, however, that if any of the issues raised in such Tax Contest could have a material impact on Taxes of any Selling Entity for a Tax period or portion thereof beginning on or after the Closing Date (a “Post-Closing Tax Period”), then the Seller Representative shall afford Parent the opportunity to control jointly the conduct and resolution of the portion of such Tax Contest which could have a material impact on Taxes of a Selling Entity in any Post-Closing Tax Period; provided, further, that if the Parent Indemnified Parties are not reasonably expected to be fully indemnified pursuant to this Agreement for any Damages arising from such Tax Contest, then the Seller Representative shall afford Parent the opportunity to control jointly the conduct and resolution of such Tax Contest.  If the Seller Representative shall have the right to control the conduct and resolution of a Tax Contest but elects in writing not to do so, then Parent shall have the right to control the conduct and resolution of such Tax Contest, provided that Parent shall keep the Seller Representative informed of all material developments on a timely basis.  Each party shall bear its own costs for participating in such Tax Contest.  “Tax Contest” means any audit, other administrative proceeding or inquiry or judicial proceeding involving Taxes.

(e)                Certain Taxes.  Each of the Company Shareholders and the KLO Shareholders shall be severally responsible for paying or causing to be paid on a timely basis all transfer, documentary, sales, use, stamp, registration and other substantially similar Taxes and fees (including any penalties and interest) incurred by him, her or it in connection with this Agreement (collectively, “Transfer Taxes”).

(f)                 Forms W-9.  Prior to the receipt by a Company Shareholder or KLO Shareholders of payment of any amount pursuant to this Agreement, it shall have delivered to Parent a properly completed and duly executed IRS Form W-9 or Form W-8BEN (or suitable substitute form) establishing an exemption from backup withholding.

(g)                Carrybacks.  The parties agree and acknowledge that (i) any net operating losses or similar Tax attribute of each of the Selling Entities is an asset of such Selling Entity that (subject to any applicable limitations imposed by Law) is being acquired directly or indirectly by Parent pursuant to this Agreement and (ii) any refund from a carry back of any such net operating loss or other similar Tax attribute shall belong to such Selling Entity that sought such refund (or, of applicable, its equityholder(s)).

(h)                Deduction.  For purposes of computing Working Capital and Taxes as to which the Company Shareholders are liable pursuant to Section 12.2(a)(vi) and the Release Agreements, any deduction attributable to the payment by the Company to L. Leight of the MT Stock as compensation for L. Leight’s services to the Company shall be treated as a deduction for the Tax period (or portion thereof) ending on the Closing Date and shall reduce the Company’s taxable income for such period (or portion thereof), regardless of the period in which the Company actually takes such deduction.

(i)                  Miscellaneous.  The parties hereto will, to the extent permitted by applicable law, elect with the relevant Tax authority to treat a portion of any Straddle Period ending on the Closing Date as a short taxable period ending as of the close of business on the Closing Date.  Parent shall not cause or permit the Company to take any actions outside of the ordinary course of business related to Taxes on the Closing Date.

ARTICLE X.
ADDITIONAL AGREEMENTS

10.1       Notification of Certain Matters.  Except for the Contemporaneous Ancillary Transactions, each of the Selling Entities shall confer (to the extent permitted by Law and any applicable confidentiality agreement) with Parent on material operational matters.  In addition, each of the Selling Entities, on the one hand, and Parent, on the other hand, shall (a) confer on a regular and frequent basis with the other, and (b) promptly advise the other, orally and in writing, if it becomes aware of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, (ii) the failure by it to comply with or satisfy in any respect any covenant, condition or agreement required to be complied with or satisfied by it under this Agreement, or (iii) any change, event or circumstance that has had or could reasonably be expected to have a Material Adverse Effect on such Person; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement or limit or otherwise affect the remedies available hereunder to the party receiving such notice.  Each party agrees that, to the extent practicable, it will consult with the other party with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the Merger and the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of matters relating to completion of the transactions contemplated hereby.

10.2          Access to Information; Confidentiality.

(a)                Each of the Selling Entities shall, and shall cause each of their Representatives to provide Parent and its Representatives with access, at reasonable times, to each of the Selling Entities’ properties, books, contracts, agreements, commitments, personnel and records, and each of the Selling Entities shall furnish promptly to Parent all other information concerning its and any properties, books, contracts, agreements, commitments, personnel and records as Parent may reasonably request.  No investigation conducted pursuant to this Section 10.2(a) shall affect or be deemed to modify or limit any representation or warranty made in this Agreement.

(b)               With respect to the information disclosed pursuant to this Section 10.2, Parent shall comply with, and shall cause its and its Affiliates’ Representatives to comply with, all of their respective obligations under the confidentiality provisions of that certain letter agreement, dated April 1, 2005, previously executed by the Company and Parent;

10.3         No Solicitation of Competing Transactions.

(a)                Except for the Contemporaneous Ancillary Transactions, each of the Selling Entities agrees that it shall not, and it shall cause its and their respective Affiliates and Representatives not to, directly or indirectly:  (i) solicit, initiate, encourage, take any action to facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any proposal or offer (including any proposal or offer to the Company Shareholders) that constitutes or may reasonably be expected to lead to, any Competing Transaction, (ii) furnish to any Person other than Parent or its Representatives any information with respect to any Competing Transaction, (iii) participate in or engage in discussions or negotiations with any Person with respect to any Competing Transaction, except to notify such Person as to the existence of these provisions, (iv) approve, endorse or recommend any Competing Transaction, or (v) enter into any letter of intent or similar document or any agreement, commitment or understanding contemplating or otherwise relating to any Competing Transaction or a transaction contemplated thereby.  To the extent they have not previously done so, each of the Selling Entities shall and shall cause their respective Affiliates and Representatives to immediately cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction.  Each of the Selling Entities shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party.

(b)               Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in Section 10.3(a) by any Representative of any of the Selling Entities, whether or not such Person is purporting to act on behalf of such Persons, shall be a breach of this Section 10.3 by the Selling Entities.

(c)                As promptly as practicable, and in any event within twenty-four hours, after receipt of any inquiry, any request for information, or the making of any proposal or offer that could reasonably be expected to lead to any Competing Transaction, the Selling Entities shall provide Parent with oral and written notice of the material terms and conditions of such inquiry, request, proposal or offer and the identity of the Person or group making any such inquiry, request, proposal or offer, a copy of all written materials provided in connection with such inquiry, request, proposal or offer and a written summary of any such inquiry, request, proposal or offer, if it is not in writing.

10.4          Appropriate Action; Consents; Filings.

(a)                Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other transactions contemplated by this Agreement, including using commercially reasonable efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable; (ii) the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all steps as may be necessary to obtain all necessary actions, consents, approvals or waivers from, or to avoid an action or proceeding by, any Governmental Entity and thereafter make any other required submissions, with respect to this Agreement and the Mergers required under any applicable Law; and (iii) the obtaining of all necessary consents, approvals or waivers from third parties.  Nothing in this Agreement shall be deemed to require Parent or any of its Subsidiaries to (with respect to Parent or any its Subsidiaries or with respect to any of the Selling Entities) commit to any divestitures or licenses or agree to hold separate any assets or agree to any similar arrangements or commit to conduct its business in a specified manner.

(b)               Each of the Selling Entities shall give, and Parent shall use commercially reasonable efforts to cooperate with the Selling Entities in providing, notices to third parties, and each of the Selling Entities shall use their commercially reasonable efforts to obtain, and Parent shall use its commercially reasonable efforts to cooperate with the Selling Entities to obtain, third party consents, (i) necessary, proper or advisable to consummate the transactions contemplated in this Agreement, (ii) required to be disclosed in the Disclosure Letter or (iii) required to prevent a Material Adverse Effect to such Person from occurring prior to or after the Effective Time or a Material Adverse Effect of Parent from occurring after the Effective Time.  In the event that any of the Selling Entities shall fail to obtain any third party consent described in the first sentence of this Section 10.4(b), such Selling Entity shall use commercially reasonable efforts, and shall take any such actions reasonably requested by Parent, to minimize any adverse effect upon such Selling Entity and Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

(c)                From the date of this Agreement until the Effective Time, each of the parties hereto shall promptly notify the other parties hereto in writing of any pending or, to the Knowledge such party, threatened action, suit, arbitration or other proceeding or investigation by any Governmental Entity or any other person (i) challenging or seeking damages in connection with the Mergers or any of the transactions contemplated by this Agreement or (ii) seeking to restrain or prohibit the consummation of the Mergers or any of the transactions contemplated by this Agreement or otherwise limit the right of Parent or any of its Subsidiaries to own or operate all or any portion of the businesses or assets of the Selling Entities, and shall, subject to fiduciary duties, defend of any such action or other legal proceedings, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed.

10.5       Public Announcements.  Parent and each of the Selling Entities will consult with each other before issuing, and provide each other the opportunity to review and make reasonable comment upon, any press release or making any public statement with respect to this Agreement and the transactions contemplated hereby and, except as may be required by applicable Law or any listing agreement with the New York Stock Exchange, will not issue any such press release or make any such public statement prior to such consultation and the consent of the other party, not to be unreasonably withheld or delayed; provided, however, that Parent may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by Parent and the Selling Entities.

10.6       Fees and Expenses.  Except as set forth in the Escrow Agreement, whether or not the transactions contemplated by this Agreement are consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expense.  All Expenses incurred on or prior to the Closing by or on behalf of the OP Entities or the Company Shareholders and either (i) paid by the Company or (ii) reflected in the Working Capital Statement, shall be the responsibility of the Company, and all Expenses incurred by the Company Shareholders after the Closing, and all Expenses incurred by or on behalf of the Company Shareholders prior to the Closing and neither paid nor reflected in the Working Capital Statement, shall be the responsibility of the Company Shareholder who incurred such Expense.  All Expenses incurred on or prior to the Closing by or on behalf of KLO or the KLO Shareholders and either (i) paid or (ii) reflected in the Working Capital Statement, shall be the responsibility of KLO, and all Expenses incurred by the KLO Shareholders after the Closing, and all Expenses incurred by or on behalf of the KLO Shareholders prior to the Closing and neither paid nor reflected in the Working Capital Statement, shall be the responsibility of the KLO Shareholder who incurred such Expense.  As used in this Agreement, “Expenses” includes all out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby.

10.7          Employee Matters.

(a)                Immediately following the Closing Date and for a period of six months, Parent agrees to cause, and to take such steps as may be appropriate to enable, the Company to provide all active employees of the OP Entities as of the Closing Date who continue to be employed by the OP Entities after the Closing Date with salaries and benefit plans, programs and arrangements which are, in the aggregate, substantially similar to those currently provided as of the date hereof by the OP Entities (excluding any equity-based compensation that such employees received); provided, however, that this provision shall not override or conflict with any provision of the Employment Agreements or any other employment agreement with any officer or employee of the Company or its Subsidiaries.  The OP Entities acknowledge that this Section 10.7(a) shall not limit Parent’s or the Company’s ability to amend or terminate after the Closing Date any Plan or arrangement which covers current or former employees, directors, officers and consultants of the Company or its Subsidiaries in accordance with the terms and conditions of such Plan or arrangement, to the extent the same is permitted by the terms and conditions of the applicable Plan and by applicable law.  Nothing in this Section 10.7(a) shall affect the status of the employees and officers of the OP Entities that are at-will employees that may be terminated at any time for any reason.

(b)               If any employee of the Company or any of its Subsidiaries as of the Closing Date becomes a participant in or subject to any employee benefit plan, practice or policy of Parent or any of its Affiliates on or after the Closing, such employee shall be treated similarly to like employees of the Parent and given service credit under such plan for all service prior to the Closing Date with the Company or its Subsidiaries for purposes of determining eligibility, accrual and vesting.

(c)                Welfare Benefit Plans.  In the event that the employees of the OP Entities become eligible to participate in any welfare benefit plans of Parent or its Subsidiaries during the calendar year in which the Closing Date occurs, for purposes of satisfying any applicable deductible, out-of-pocket or lifetime maximum limitation requirements under any such welfare benefit plan during that portion of the calendar year following the occurrence of the Closing Date, Parent shall provide or cause to be provided credit for deductibles and co-payments paid, out-of-pocket expenses incurred and lifetime maximum limitations incurred by the employees of the OP Entities prior to the Closing Date in the calendar year in which the Closing Date occurs, to the extent that the relevant employee provides evidence of incurring such expenses.  For the avoidance of doubt, in no event shall any credit be given pursuant to the preceding sentence to the extent that it would result in the duplication of benefits to the employees of the OP Entities.

(d)               Amendment of the Company 401(K) Plan.  Prior to the Closing Date, the Company shall adopt an amendment to the Oliver Peoples, Inc. 401(K) Plan (the “Company 401(K) Plan”), effective as of the Closing Date, that provides that only employees of the Company and its Subsidiaries shall be eligible to participate in the Company 401(K) Plan, and that employees of Parent and its Subsidiaries shall not be eligible to participate in the Company 401(K) Plan.

(e)                Location of Company Headquarters.  Parent shall not move, or cause to be moved, the Company’s headquarters from Beverly Hills, California, except with the approval of the Seller Representative, prior to the first anniversary of the Closing Date.

ARTICLE XI.
CONDITIONS TO CLOSING

11.1       Conditions to Each Party’s Obligation to Effect the Closing.  The respective obligations of each party to this Agreement to effect the Closing shall be subject to the satisfaction or waiver by each party prior to the Closing of the following conditions:

(a)                No Injunctions.  No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction or statute, rule, regulation which is in effect (whether temporary, preliminary or permanent) and which prevents or prohibits the consummation of the transactions contemplated by the Agreement.

11.2       Conditions Prior to Closing of the Company and KLO.  The obligation of the Company and KLO to effect the Mergers and the other transactions contemplated hereby are also subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)                Representations and Warranties.  The representations and warranties of Parent, Merger Sub and KLO Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, result in a Material Adverse Effect of Parent.

(b)               Compliance with Covenants.  Parent, Merger Sub and KLO Merger Sub shall have performed and observed in all material respects all covenants and agreements required to be performed or observed by them under this Agreement at or before Closing.

(c)                Officer’s Certificate.  The Company shall have received a certificate signed on behalf of Parent, Merger Sub and KLO Merger Sub by an executive officer of such entity stating that 11.2(a) and (b) above are true.

(d)               Agreement of Merger.  Each of Merger Sub and KLO Merger Sub shall have executed and delivered to the Company and KLO a counterpart of the Agreements of Merger to be filed with the Secretary of State of the State of California.

(e)                Escrow Agreement.  Parent shall have executed and delivered to the Seller Representative a counterpart of the Escrow Agreement, which Escrow Agreement shall have been duly executed by the Escrow Agent.

(f)                 Governmental Proceedings.  No action or claim shall be pending before any court or quasi–judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge would reasonably be expected to (i) prevent consummation of any of the transactions contemplated by this Agreement or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, and no such injunction, judgment, order, decree, ruling or charge shall be in effect.

(g)                Certificate of Secretary.  The Company Shareholders and the KLO Shareholders shall have received certificates, validly executed by the Secretary of Parent, Merger Sub and KLO Merger Sub, certifying on behalf of each such entity as to the terms and effectiveness of such entities’ Organizational Documents.  The Secretary of each of the Parent, Merger Sub and KLO Merger Sub shall also certify on behalf of the Parent, Merger Sub and KLO Merger Sub, as applicable, as to the valid adoption of resolutions of the Board of Directors of Parent, Merger Sub and KLO Merger Sub (whereby the transactions contemplated hereunder were approved by such Board of Directors).

(h)                Certificate of Good Standing.  The Company Shareholders and the KLO Shareholders shall have received a certificate of good standing with respect to each of Parent, Merger Sub and KLO Merger Sub from the Secretary of State of the State of California and, with respect to Parent, the Secretary of State of the State of Washington, that is dated within 48 hours prior to the Effective Time.

(i)                  Sunset Store Agreement.  Parent shall have executed and delivered to L. Leight a counterpart to the Sunset Store Agreement.

(j)                 Employment Agreements.  Parent shall have entered into each of the Employment Agreements.

11.3    Conditions Prior to Closing of the Parent.  The obligation of the Parent, Merger Sub and KLO Merger Sub to effect the Mergers, and for Parent to purchase the Equity Interests of MT (as set forth in Article V) and the other transactions contemplated herein is also subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)                Representations and Warranties.  The representations and warranties of the Company and KLO contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, result in a Material Adverse Effect of the respective Person.

(b)               Compliance with Covenants.  The Company, L. Leight and KLO shall have performed and observed in all material respects all covenants and agreements required to be performed or observed by them under this Agreement at or before Closing.

(c)                Officer’s Certificate.  Parent shall have received a certificate signed on behalf of the Company and KLO by an executive officer of the appropriate Person (or by such Person, as appropriate) stating that 11.3(a) and (b) above are true.

(d)               Legal Opinion.  Parent shall have received the opinion of Milbank, Tweed, Hadley & McCloy LLP, counsel to L. Leight, dated as of the Closing Date, substantially in the form attached hereto as Exhibit D.

(e)                Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any Material Adverse Effect on any of the Selling Entities.

(f)                 Governmental Proceedings.  No action or claim shall be pending before any court or quasi–judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge would reasonably be expected to (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (iii) materially adversely affect or limit the rights or powers of Parent to own, operate or control the Selling Entities or (iv) otherwise have a Material Adverse Effect on any of the Selling Entities or Parent (as to Parent, only after giving effect to the transactions contemplated under this Agreement), and no such injunction, judgment, order, decree, ruling or charge shall be in effect.

(g)                Agreement of Merger.  The Company and KLO shall have executed and delivered to Merger Sub and KLO Merger Sub counterparts of the Agreement of Merger to be filed with the Secretary of State of the State of California.

(h)                Escrow Agreement.  The Seller Representative shall have executed and delivered to the Parent a counterpart of the Escrow Agreement, which Escrow Agreement shall have been duly executed by the Escrow Agent.

(i)                  Resignation of Directors and Officers.  Except for the Persons set forth on Schedule C, Parent shall have received a written resignation, effective at or prior to the Effective Time from each of the officers, directors, managing members, or other Persons holding similar positions of the Selling Entities in their capacities as such or, if such officer or director shall have been removed from such position, valid written evidence, that is reasonably satisfactory to Parent, of the removal of such Person in their capacity as such effective at or prior to the Effective Time.

(j)                 Certificate of Secretary.  Parent shall have received a certificate, validly executed by the Secretary of each of the Selling Entities, certifying on behalf of the applicable Selling Entities as to the terms and effectiveness of such Selling Entities’ Organizational Documents.  The Secretary of the Company shall also certify on behalf of the Company (i) as to the valid adoption of resolutions of the Board of Directors of the Company (whereby the Merger and the transactions contemplated hereunder were approved by such Board of Directors) and (ii) that the Required Shareholder Vote is still valid, and has not been amended or rescinded.

(k)               Certificate of Good Standing.  Parent shall have received a long–form certificate of good standing with respect to each of the Company, KLO, CTS and MT from the Secretary of State of the State of California that is dated within 48 hours prior to the Effective Time.  Each of the Selling Entities shall have received and delivered to Parent similar certifications from each jurisdiction where it is qualified to do business.

(l)                  Employment Agreements.  The Company, L. Leight and Robert Fiddler shall have entered into the Employment Agreements, and the Employment Agreements shall be in full force and effect with no notice that L. Leight or Robert Fiddler does not intend to honor such Employment Agreements for the term set forth therein.

(m)              Non-Competition Agreement.  The Company, Parent and L. Leight shall have entered into the Non-Competition Agreement, and the Non-Competition Agreement shall be in full force and effect with no notice that L. Leight does not intend to honor such Non-Competition Agreements for the term set forth therein.

(n)                Purchase of MT.  L. Leight shall have purchased all of the Equity Interests of MT and L. Leight shall have sold the Equity Interests of MT to Parent pursuant to the MT Purchase Agreement.

(o)               Paul Smith Trademark License.  The trademark license agreement between the Company and Paul Smith Limited dated as of August 31, 2005 is in full force and effect, with no notice that Paul Smith Limited does not intend to honor such license for the term set forth therein (and any increase in the royalty rates or fees payable to Paul Smith Limited in connection with such arrangement shall not reduce the Company Purchase Price).

(p)               Release Agreements.  Each of the Company Shareholders and the KLO Shareholders shall have entered into the respective Release Agreements, and each of the Release Agreements shall be in full force and effect with no notice that any of such Persons do not intend to honor such Release Agreements.

(q)               Consents of Third Parties.  All consents from third parties set forth in Section 7.13(xii) of the Disclosure Letter have been obtained, are in full force and effect, and no notice of any rescission or amendment to such consent has been received.

(r)                 Sunset Store.  The Sunset Store shall have been spun-off from KLO pursuant to that certain Asset Contribution and Assumption Agreement dated as of February __ 2006 between KLO and KLO Retail, LLC and that certain Membership Interest Purchase Agreement for the purchase of the equity interests of KLO Retail, LLC dated as of even date herewith between KLO and L. Leight.

(s)                Company Stock Certificates.  Each Company Shareholder shall have delivered to Parent their respective Certificates representing, collectively, all of the issued and outstanding Company Common Stock, accompanied by stock powers duly endorsed in blank.

(t)                 Stock Powers.  L. Leight shall deliver to Parent all of his stock certificates representing all of his respective ownership in MT, accompanied by stock powers duly endorsed in blank.

(u)                Company Shareholder Vote.  This Agreement and the Merger shall have been approved by the holders of 100% of the issued and outstanding Company Common Stock.

(v)                KLO Shareholder Vote.  This Agreement and the KLO Merger shall have been approved by the holders of 100% of the issued and outstanding KLO Common Stock.

(w)              CTS Sale.  William Barton and the Company shall have entered into an agreement pursuant to which the Company shall purchase all of William Barton’s 25% interests in CTS Designs, LLC, a California limited liability company (“CTS”) for $250,000.  Any other terms of such agreement are subject to the approval of Parent.

(x)                William Barton.  William Barton shall not be an employee, officer, consultant or in any similar position of any of the Selling Entities or their respective Affiliates or Subsidiaries, and William Barton’s employment agreement with the Company executed on August 13, 2004 (the “Barton Employment Agreement”) shall have been terminated.  Other than (A) potential payments pursuant to Schedule A hereof, (B) potential payments pursuant to the Escrow Agreement and (C) the payment of incentive compensation set forth in Section 8 of the Barton Employment Agreement, all amounts owed to William Barton in his capacities with the Selling Entities prior to the Closing shall have been paid (including without limitation any amounts owed to William Barton related to the Barton Employment Agreement), and William Barton shall have entered into a release agreement in favor of Parent, the Selling Entities and each of their Affiliates, such release to be in a form approved by Parent.

(y)                Robert Fiddler.  Other than (A) potential payments pursuant to Schedule A hereof, (B) potential payments pursuant to the Escrow Agreement and (C) the payment of incentive compensation set forth in Section 7 of the Fiddler Employment Agreement, all amounts owed to Robert Fiddler in his capacities with the Selling Entities prior to the Closing shall have been paid (including without limitation any amounts owed to Robert Fiddler related to the Fiddler Employment Agreement), and Robert Fiddler shall have entered into a release agreement in favor of Parent, the Selling Entities and each of their Affiliates, such release to be in a form approved by Parent.

(z)                Manheim Indebtedness.  Other than (A) potential payments pursuant to Schedule A hereof and (B) potential payments pursuant to the Escrow Agreement, all amounts owed pursuant to the Manheim Indebtedness have been paid and the shares of common stock of the Company pledged related to the Manheim Indebtedness have been released and cancelled by the Company.  Harold and Dianne Manheim shall have issued an unconditional release in favor of the OP Entities, such release to be in a form approved by Parent.

(aa)            L. Leight Indemnity Agreement.  The Indemnity Agreement dated as of May 31, 2005 by and between the Company and L. Leight shall have been terminated and have no further force and effect.

(bb)           Schwartz Disputes.  A settlement agreement, on terms approved by Parent, shall be executed by the Company, Kenneth Schwartz and Lorence Leight related to the Schwartz Disputes.

(cc)            Hartzler Disputes.  A settlement agreement, on terms approved by Parent, shall be executed by the Company, Christina Hartzler , Kenneth Schwartz and Lorence Leight related to the Hartzler Disputes.

(dd)           Fred Manheim Notes.  The Fred Manheim Notes shall have been terminated and paid in full.

(ee)            Seller Representative Letter.  The Seller Representative Letter shall have been executed by each member of the Seller Representative.

ARTICLE XII.
RECOURSE TO ESCROW AND INDEMNIFICATION

12.1          Survival of Representations, Warranties, Covenants and Agreements.

(a)                Each party shall be entitled to rely upon the representations, warranties, covenants and agreements contained in this Agreement and other documents delivered in connection with the transactions contemplated hereby without regard to such party’s investigation, lack of investigation, Knowledge, lack of Knowledge or otherwise and, except as set forth in Section 12.1(b) of this Agreement, the representations, warranties, covenants and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any Affiliate of such party or any of their Representatives, whether prior to or after the execution of this Agreement.

(b)               The representations and warranties made by Parent and the Selling Entities in this Agreement, or in any exhibit, schedule or certificate (including without limitation the Disclosure Letter) delivered by any Person pursuant hereto, shall survive the Closing until (and claims based upon or arising out of such representations and warranties may be asserted at any time before) the second anniversary of the Closing Date; provided, however, that the representations and warranties contained in Sections 7.10, 7.14, 7.15, 7.18, and 7.20 (or Sections 7.10, 7.14, 7.15, 7.18, and 7.20 of the Disclosure Letter) shall survive until ninety (90) calendar days after the expiration of the applicable period of limitations (giving effect to any waivers or extensions thereof).  The termination of the representations and warranties provided herein shall not affect Parent and the Selling Entities in respect of any claim made in reasonable detail in a writing received by the Seller Representative or Parent, respectively, prior to the expiration of the applicable survival period provided herein.  The covenants and agreements of the parties hereto in this Agreement shall survive the Closing without any contractual limitation on the period of survival (other than those covenants and agreements, if any, that are expressly required to remain in full force and effect for a specified period time).

12.2          Indemnification.

(a)                By the Company Shareholders and KLO Shareholders.  Subject to the limitations set forth in Section 12.2(c) (including the limitations on the source for payment), the Company and KLO (prior to the Closing) and the Company Shareholders and KLO Shareholders (on and after the Closing) (in such capacity, each a “Company Indemnifying Party” and collectively, the “Company Indemnifying Parties”) shall indemnify, save and hold harmless Parent, the Surviving Entity, Merger Sub and their Affiliates and respective Representatives, and each of their successors and permitted assigns (each, a “Parent Indemnified Party” and collectively, the “Parent Indemnified Parties”) from and against any and all costs, losses (including lost profits), demands, claims, debts, actions, assessments, judgments, settlements, sanctions, obligations and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, known or unknown, due or to become due or otherwise), monetary damages, fines, Taxes, fees, penalties, interest obligations, deficiencies and expenses (including amounts paid in settlement, interest, court costs, costs of investigation, fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation or preparation for litigation as incurred) (herein, “Damages”), to the extent incurred, directly or indirectly, in connection with, arising out of or resulting from:

(i)                  any breach of any representation or warranty or the inaccuracy of any representation or warranty, made by the Selling Entities or L. Leight in this Agreement or any exhibit, schedule, certificate (including the Disclosure Letter) or agreement delivered by the Company pursuant hereto;

(ii)                any breach of any covenant or agreement made, or to be performed, by the Company or KLO in this Agreement or any exhibit, schedule, certificate (including the Disclosure Letter) or agreement delivered by the Company pursuant hereto;

(iii)               any lawsuit or claim brought against the Selling Entities or any officer, director or employee (at or above the director level) of any of the Selling Entities with respect to the willful misconduct or gross negligence by any such officer, director or employee (at or above the director level) prior to the Effective Time;

(iv)              Expenses of the Selling Entities, the Company Shareholders, or the KLO Shareholders related to this Agreement or the transactions contemplated hereby (to the extent not paid on or prior to the Closing Date and other than those used in the calculation of or reflected in the Closing Date Working Capital);

(v)                the Quasi-Equity Indebtedness;

(vi)              Taxes of each of the applicable Selling Entities relating to (A) any taxable periods ending on or prior to the Closing Date and (B) such portion of any taxable period that includes the Closing Date (a “Straddle Period”) that ends on the close of business on the Closing Date; with the portion of any such Taxes that are attributable to the portion of the Straddle Period that ends on the Closing Date (1) in the case of Taxes that are based upon or related to income or receipts or imposed on a transactional basis being deemed equal to the amount that would be payable if the Tax year or period ended on the Closing Date; and (2) in the case of other Taxes being allocated pro rata per day between the period ending on the Closing Date and the period beginning after the Closing Date, but without taking into account any increase in Taxes taking place after the Closing Date or resulting from the transactions contemplated by this Agreement;

(vii)             any Excess Payments paid in accordance with Section 3.6(d) and KLO Excess Payments paid in accordance with Section 4.9(d).

Notwithstanding anything to the contrary herein, any KLO Shareholder that is not also a Company Shareholder shall not be a Company Indemnifying Party as related to the OP Entities and any Company Shareholder that is not also a KLO Shareholder shall not be a Company Indemnifying Party as related to KLO.

(b)               By Parent and Surviving Entity.  Parent, Merger Sub, KLO Merger Sub, the Surviving Entity and the KLO Surviving Entity (in such capacity, each a “Parent Indemnifying Party” and collectively, the “Parent Indemnifying Parties”) shall, jointly and severally, indemnify, save and hold harmless the Selling Entities, the Company Shareholders and the KLO Shareholders and each of their successors and permitted assigns (each, a “Company Indemnified Party” and collectively, the “Company Indemnified Parties”) from and against any and all Damages, to the extent incurred in connection with, arising out of, resulting from or incident to:

(i)                  any breach of any representation or warranty or the inaccuracy of any representation or warranty, made by Parent, Merger Sub or KLO Merger Sub in this Agreement or any exhibit, schedule, certificate or agreement delivered by Parent, Merger Sub or KLO Merger Sub pursuant hereto; and

(ii)                any breach of any covenant or agreement made, or to be performed, by Parent, Merger Sub or KLO Merger Sub in this Agreement or any exhibit, schedule, certificate or agreement delivered by Parent, Merger Sub or KLO Merger Sub pursuant hereto.

(c)                Limitations.

(i)                  Basket.  Notwithstanding anything to the contrary contained herein, in seeking indemnification for Damages under this Article XII, no Indemnified Party will make a claim for Damages pursuant to Section 12.2(a)(i) hereof unless and until such Damages aggregate at least Two Hundred Fifty Thousand Dollars ($250,000) (the “Basket”), in which event such Indemnified Party shall be entitled to recover the full amount of such Damages, including Damages comprising the Basket; provided, however, that such Basket will not apply to any claim for indemnification made by any Indemnified Party that results from:  (A) intentional misrepresentation, fraud or willful breach hereof and (B) the breach of the representations or warranties set forth in Sections 7.1, 7.2, 7.3, 7.10, 7.12, 7.15, 7.17, 7.25, 7.28, 7.29 and 7.30 (or Sections 7.1, 7.2, 7.3, 7.10, 7.12, 7.15, 7.17, 7.25, 7.28, 7.29 and 7.30 of the Disclosure Letter).

(ii)                Cap.  No payment by or on behalf of the Company Indemnifying Parties shall be payable to Parent Indemnified Parties to the extent the aggregated claims for Damages of all such Parent Indemnified Parties exceeds Ten Million Dollars ($10,000,000), which includes the amounts set forth in the Escrow and the amounts subject to the Contingent Purchase Price Payment and the MT Purchase Price.  The limitations of the indemnity obligations of the Company Indemnifying Parties set forth in this Section 12.2(c)(ii) shall not apply to any claim for indemnification made by any Parent Indemnified Party that results from: (A) intentional misrepresentation, fraud or willful breach hereof or (B) as described in the Release Agreements.

(iii)               Sole and Exclusive Remedy of Parent Indemnified Parties.  Notwithstanding any other provision of this Agreement or any exhibit, schedule, certificate (including the Disclosure Letter) or agreement delivered by any Selling Entity or Company Indemnifying Party pursuant hereto, the sole and exclusive remedy of the Parent Indemnified Parties for breach by the Company Indemnifying Parties and all other matters covered by Section 12.2(a) (other than fraud) shall be, in the following order of priority only, (A) to make claims against the then remaining balance of the Escrow, (B) to exercise the rights of set-off set forth in Section 3.5 with respect to the Contingent Purchase Price, (C) to exercise the rights of set-off set forth in Section 3.5 with respect to the MT Purchase Price, and (D) as set forth in the Release Agreements, and the aggregate Liability of all Company Indemnifying Parties for any Damages, including without limitation Damages with respect to any matters arising under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (“CERCLA”), or any other Environmental Laws, but excluding fraud incurred by Parent Indemnified Parties shall be limited to (1) the amount held in Escrow, (2) any amounts of set-off pursuant to Section 3.5 and (3) as set forth in the Release Agreements.

(iv)              Prohibition on Double Counting.  No Parent Indemnified Party shall be entitled to indemnification for any amount of Damages pursuant to this Article XII, nor entitled to make claims against the Escrow or to exercise the rights of set-off set forth in Section 3.5, to the extent that any such amounts are or were used in the calculation of the Closing Date Working Capital.

(v)                Other Limitations.  For the avoidance of doubt and notwithstanding any other provision of this Agreement:

a.                   Notwithstanding any provision in this Agreement to the contrary, no Person shall be deemed to have waived any rights, claims, causes of action or remedies arising from fraud, intentional misrepresentation, active concealment or willful breach hereof against a Person committing such fraud, intentional misrepresentation or active concealment or willfully taking actions to cause a breach hereof; provided, that nothing in this Agreement shall limit the Liability of a Company Indemnifying Party for such and only such Company Indemnifying Party’s fraud, intentional misrepresentation or active concealment or willful taking of actions to cause a breach hereof.

b.                  The amount of any Damages for which indemnification is provided under this Article XII shall be calculated net of (A) any accrual, reserves or provisions reflected in the Interim Balance Sheet that related solely to the nature of the claim from which such Damages arose and (B) insurance benefits actually received.

(d)               Damage Payments.  Each of the Company Indemnifying Parties and the Seller Representative hereby agrees that if, following the Closing, any payment is made pursuant to this Article XII by such Company Indemnifying Party in respect of any Damages (a “Damage Payment”), such Company Indemnifying Party shall have no rights against the Surviving Entity, KLO, MT or any of their respective Subsidiaries or any current or former director, officer or employee thereof (in their capacity as such), whether by reason of contribution, indemnification, subrogation or otherwise, in respect of any such Damage Payment, and shall not take any action against such parties or any such Person with respect thereto.  Any rights with respect to Damage Payments which any of the Company Indemnifying Parties or the Seller Representative may, by operation or Law or otherwise, have against the Surviving Entity, KLO, MT or any of their respective Subsidiaries or any such Person shall, effective at the time of the Closing, be deemed to be hereby expressly and knowingly waived.

(e)                Interpretation.

(i)                  The term “Damages” as used in this Section 12.2 is not limited to matters asserted by third parties against an Indemnified Party, but includes Damages incurred or sustained by the Indemnified Party in the absence of third party claims.

(ii)                For purposes of this Section 12.2, once it has been determined that a representation, warranty, covenant or agreement of the Selling Entities, Parent, Merger Sub or KLO Merger Sub contained in this Agreement or any exhibit, schedule, certificate (including the Disclosure Letter) or agreement delivered by such party pursuant hereto has been breached and such breach gives rise to a claim for Damages, such representation, warranty, covenant or agreement shall be deemed, solely with respect to such breach, not to be qualified by any threshold amount (other than the Basket, if applicable), limitation as to materiality or to whether or not any such breach results or may result in a Material Adverse Effect for such Person for purposes of determining the Damages incurred or suffered arising out of such breach and no deduction from such Damages shall be taken on account of the threshold amount, materiality, Material Adverse Effect qualification contained in the representation, warranty, covenant or agreement giving rise to the claim for indemnification hereunder.

12.3          Procedure for Claims between Parties.

(a)                If a claim for Damages is to be made by an Indemnified Party entitled to indemnification hereunder, Parent or the Seller Representative, as applicable, shall give such Notice to the Seller Representative or Parent, as applicable and, during the term of the Escrow Agreement, the Escrow Agent as soon as reasonably practicable after Parent or the Seller Representative, as applicable becomes aware that a fact, condition or event has occurred or exists which may give rise to Damages for which indemnification by an Indemnified Party may be sought under this Article XII (a “Notice”).  In each case, the Notice shall (i) describe in reasonable detail the facts and circumstances known to the Indemnified Party that gave rise to such indemnification claim, and the amount or, if the amount cannot then be reasonably determined, good faith estimate of the amount arising therefrom and (ii) provide for a demand of payment of the amount or, if the amount cannot then be reasonably determined, a good faith estimate of the amount arising from such claim for Damages.  Any delay in submitting a Notice to the Seller Representative or Parent, as applicable, shall not relieve any Indemnifying Party of any liability hereunder, except to the extent that the Indemnifying Party was prejudiced by such delay.

(b)               If the Seller Representative does not object in writing within the thirty (30) calendar day period after delivery by Parent of a Notice, such failure to so object shall be an irrevocable acknowledgment by the Seller Representative on behalf of the Company Indemnifying Parties that the Parent Indemnified Parties identified in the Notice are entitled to the full amount of the claim for Damages set forth in such Notice.  If Parent does not object in writing within the fifteen (15) calendar day period after delivery by the Seller Representative of the Notice, such failure to so object shall be an irrevocable acknowledgement by Parent that the Company Indemnified Parties identified in the Notice are entitled to the full amount of the claim for Damages set forth in such Notice.

(c)                For a period of thirty (30) calendar days after receipt of a Notice from Parent, the Escrow Agent shall make no delivery to the Parent Indemnified Parties identified in the Notice of any amount from the Escrow (other than the amount of any Damages agreed to by the Seller Representative as provided below) unless the Escrow Agent shall have received written authorization from the Seller Representative to make such delivery.  After the expiration of such thirty (30) calendar day period, the Escrow Agent shall make delivery of cash from the Escrow equal to the amount of Damages claimed in the Notice; provided that no such payment may be made if the Seller Representative shall object in a written statement to the claim made in the Notice (an “Objection Notice”), and such Objection Notice shall have been delivered to the Escrow Agent prior to the expiration of such thirty (30) calendar day period.  The Seller Representative shall, however, authorize the Escrow Agent to deliver cash from the Escrow equal to the amount of Damages claimed in any Notice to the extent the Seller Representative does not dispute the amount of such Damages.

(d)               After the expiration of fifteen (15) calendar days after receipt of a Notice from the Seller Representative, Parent shall make delivery of cash equal to the amount of Damages claimed in the Notice; provided that no such payment shall be made if Parent shall object in a written statement to the claim made in the Notice (a “Parent Objection Notice”), and such Parent Objection Notice shall have been delivered to the Seller Representative prior to the expiration of such fifteen (15) calendar day period.

(e)                If Parent shall deliver a Notice within the applicable time period set forth in Section 12.3(b) and Parent owes any portion of the (i) Contingent Purchase Price Payment required to be paid by Parent to the Company Shareholders pursuant to this Agreement, (ii) payments owed to L. Leight with respect to the MT Purchase Agreement or (iii) indemnification payments required to be paid by the Parent Indemnifying Parties pursuant to Article XII hereof, Parent shall be entitled to set-off the amount set forth in the Notice pursuant to the terms of Section 3.5 hereof against amounts owed pursuant to clauses (i), (ii) and (iii), in that order.

(f)                 To the extent that the provisions of Section 9.2 conflict with the provisions of this Section 12.3, the provisions of Section 9.2 shall control.

12.4          Defense of Third-Party Claims.

(a)                If any lawsuit or enforcement action is filed against an Indemnified Party by any third party (each a “Third Party Claim”) for which indemnification under this Article XII may be sought, written notice (“Third Party Notice”) thereof shall be given by the Seller Representative to Parent or by Parent to the Seller Representative, as applicable, as promptly as practicable, but in any event within thirty (30) calendar days of service.  The Third Party Notice shall describe in reasonable detail the facts and circumstances known to the Indemnified Party that gave rise to such indemnification claim, and the amount or good faith estimate of the amount arising therefrom.  The delay of any Indemnified Party in giving a Third Party Notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the Indemnifying Party was prejudiced by such delay.

(b)               After receipt of such Third Party Notice, if the recipient of the Third Party Notice acknowledges in writing to the sender that the applicable Indemnifying Parties are liable, and have indemnity obligations for any Damages resulting from any such Third Party Claim (subject to the limitations set forth in this Article XII), then the Indemnifying Party shall be entitled, if it so elects at its own cost, risk and expense, (i) to take control of the defense and investigation of such Third Party Claim, (ii) to employ and engage attorneys of its own choice (provided, that such attorneys are reasonably acceptable to the Indemnified Party) to diligently handle and defend the same, unless the named parties to such action or proceeding include both one or more Indemnifying Parties and an Indemnified Party, and the Indemnified Party has been advised in writing by counsel that there are one or more legal defenses available to such Indemnified Party that are different from or additional to those available to an applicable Indemnifying Party or there is otherwise a conflict of interest that exists or is reasonably likely to exist that would make it inappropriate, in the reasonable judgment of the Indemnified Party, for the same counsel to represent both the Indemnified Party and the Indemnifying Parties, in which event such Indemnified Party shall be entitled, at the Indemnifying Parties’ cost and expense, to separate counsel of its own choosing (provided, that such cost and expense shall be limited to one firm of attorneys, together with appropriate local counsel, for any such Third Party Claim) and (iii) to compromise or settle such claim, which compromise or settlement shall be made only with the written consent of the Indemnified Party, unless the Indemnified Party and its Affiliates are released in full in connection with the settlement, such consent not to be unreasonably withheld or delayed.  Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim if the Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the Indemnified Party that the Indemnified Party reasonably determines, after conferring with outside counsel, cannot be separated from any related claim for money damages.  If such equitable relief or relief for other than money damages portion of the Third Party Claim can be so separated from that for money damages, the Indemnifying Party shall be entitled to assume the defense of the portion relating to money damages.  If the Indemnifying Party elects to assume the defense of a Third Party Claim, the Indemnified Party shall cooperate in all reasonable respects with the Indemnifying Party and its attorneys in the investigation, trial and defense of such Third Party Claim and any appeal arising therefrom; provided, however, that the Indemnified Party may, at its own cost, participate in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom and may, at its own expense, retain separate counsel of its choosing.  The parties shall cooperate with each other in any notifications to insurers.

(c)                If the Indemnifying Party fails to notify the Indemnified Party within fifteen (15) calendar days after receipt of the Third Party Notice that the Indemnifying Party elects to defend the Indemnified Party pursuant to this Section 12.4, or if the Indemnifying Party elects to defend the Indemnified Party pursuant to this Section 12.4 but fails to diligently prosecute or settle the Third Party Claim, then the Indemnified Party against which such claim has been asserted will have the right to undertake, and the cost and expense thereof will constitute Damages, the defense, compromise or settlement of such Third Party Claim on behalf of and (subject to Section 12.2(c)) for the account and risk of the Indemnifying Parties.  The Indemnified Party shall have full control of such defense and proceedings; provided, however, that such claim shall not be compromised or settled without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.  If the Indemnified Party assumes the defense of the claim, the Indemnifying Party shall cooperate in all reasonable respects with the Indemnified Party in such defense and make available to the Indemnified Party at the Indemnifying Party’s expense, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as are reasonably required by the Indemnified Party, and the Indemnified Party will keep the Indemnifying Party reasonably informed of the progress of any such defense, compromise or settlement.

(d)               Subject to Section 12.2(c), in the event the Seller Representative has consented to any settlement pursuant to Section 12.4(c), the Seller Representative shall promptly deliver a notice to the Escrow Agent specifying the monetary amount of such settlement and instructing the Escrow Agent to pay such amount out of the Escrow to the applicable Parent Indemnified Party.

(e)                To the extent that the provisions of Section 9.2 conflict with the provisions of this Section 12.4, the provisions of Section 9.2 shall control.

(f)                 In the event that (i) a Third Party Claim results in a final determination in favor of Parent or any of its Subsidiaries and (ii) there is a reasonable basis on which to bring a malicious prosecution lawsuit or action against the claimant of the Third Party Claim, Parent hereby agrees, upon the written request of the Seller Representative, to assign, or cause to be assigned, the rights to bring any such action to the Seller Representative; provided, however, that this Section 12.4(f) shall not apply if the party that had brought such Third Party Claim is a current vendor, supplier or other material business collaborator of Parent, its Subsidiaries or Affiliates or if Parent determines in its good faith business judgment not to provide such assignment.  Parent and its Subsidiaries shall cooperate in all reasonable respects with the Seller Representative, as and to the extent reasonably requested, in connection with the filing of any malicious prosecution lawsuit.

12.5          Resolution of Conflicts and Claims.

(a)                     If an Indemnifying Party objects in writing to any claim (or part of any claim) for indemnification made by an Indemnified Party in any Objection Notice, the Indemnified Party and Indemnifying Party shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims.  If the Indemnified Party and Indemnifying Party should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and, in the event such agreement involves a payment to a Parent Indemnified Party, shall be furnished to the Escrow Agent.  The Escrow Agent shall be entitled to rely on any such memorandum and distribute funds from the Escrow in accordance with the terms thereof.

(b)                    If no such agreement can be reached after good faith negotiation and prior to thirty (30) days after delivery of an Objection Notice, either Parent or the Seller Representative may demand arbitration of the matter unless the amount of the Damage that is at issue is the subject of a pending litigation involving a Third Party Claim, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration, and in either such event the matter shall be settled by arbitration conducted by one arbitrator mutually agreeable to Parent and the Seller Representative.  In the event that, within thirty (30) days after submission of any dispute to arbitration, Parent and the Seller Representative cannot mutually agree on one arbitrator, then, within thirty (30) days after the end of such thirty (30) day period, Parent and the Seller Representative shall each select one arbitrator.  The two arbitrators so selected shall select a third arbitrator.  If the Seller Representative fails to select an arbitrator during this thirty (30) day period, then the parties agree that the arbitration will be conducted by one arbitrator selected by Parent.  If Parent fails to select an arbitrator during this thirty (30) day period, then the parties agree that the arbitration will be conducted by one arbitrator selected by the Seller Representative.

(c)                Any such arbitration shall be held in Orange County, California, under the rules then in effect of the American Arbitration Association (the “AAA”).  The arbitrator(s) shall determine how all expenses relating to the arbitration shall be paid, including the respective expenses of each party, the fees of each arbitrator and the administrative fee of the AAA.  The arbitrator or arbitrators, as the case may be, shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the arbitrator or majority of the three arbitrators, as the case may be, to discover relevant information from the opposing parties about the subject matter of the dispute.  The arbitrator, or a majority of the three arbitrators, as the case may be, shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys’ fees and costs, to the same extent as a competent court of law or equity, should the arbitrators or a majority of the three arbitrators, as the case may be, determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification.  The decision of the arbitrator or a majority of the three arbitrators, as the case may be, as to the validity and amount of any claim shall be final, binding, and conclusive upon the parties to this Agreement.  Such conclusions shall set forth the award, judgment, decree or order awarded by the arbitrator(s), and the Escrow Agent shall be entitled to rely on, and make distributions from the Escrow in accordance with, the terms of such award, judgment, decree or order as applicable.  Within fifteen (15) days of a decision of the arbitrator(s) requiring payment by one party to another, such party shall make the payment to such other party or, in the case of a payment to a Parent Indemnified Party, cause the Escrow Agent to make the payment to such Indemnified Party.

(d)               Judgment upon any award rendered by the arbitrator(s) may be entered in any court having jurisdiction.  The foregoing arbitration provision shall apply to any dispute between Indemnifying Parties and Indemnified Parties under this Article XII hereof, whether relating to claims upon the Escrow or to the other indemnification obligations set forth in this Article XII.

ARTICLE XIII.
TERMINATION

13.1       Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)                by mutual written consent of Parent, the Company and KLO;

(b)               by either Parent, the Company or KLO, if the Closing shall not have occurred on or before April  1, 2006; provided that the right to terminate this Agreement under this Section 13.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time of the Mergers to occur on or before such date;

(c)                by either the Company, KLO or Parent, if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and non-appealable;

(d)               by Parent, (i) if a Material Adverse Effect of any of the Selling Entities shall have occurred, (ii) upon a material breach of any covenant or agreement on the part of any of the Selling Entities set forth in this Agreement, or (iii) if any representation or warranty of the any of the Selling Entities in this Agreement shall have become untrue in any material respect;

(e)                by the Company or KLO, upon a material breach of any covenant or agreement on the part of Parent, Merger Sub or KLO Merger Sub set forth in this Agreement, or if any representation or warranty of Parent, Merger Sub or KLO Merger Sub in this Agreement shall have become untrue in any material respect; or

(f)                 by Parent, if any of the Selling Entities or KLO Shareholders, or any of their respective Representatives or Affiliates, shall participate in discussions or negotiations or furnish information in breach of Section 10.3.

13.2       Effect of Termination.  In the event of termination of this Agreement by either the Company, KLO or Parent as provided in Section 13.1, this Agreement shall forthwith become void and there shall be no Liability on the part of Parent, Merger Sub, KLO Merger Sub, the Selling Entities, the Company Shareholders or the KLO Shareholders or their Respective Affiliates or Representatives; provided, however, that each party shall remain liable for any breaches of this Agreement; provided, further, that the provisions of Sections 10.2(b), 10.5, 10.6, 13.2 and Article XIV shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article XIII or otherwise.

ARTICLE XIV.
GENERAL PROVISIONS

14.1       Amendment.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of Parent, Merger Sub, KLO Merger Sub and (a) prior to Closing, the Company and KLO or (b) on and after the Closing, the Seller Representative.

14.2       Extension; Waiver.  At any time prior to the Closing, the parties hereto, by action taken or authorized by their respective boards of directors may, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.  No delay on the part of any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party hereto of any right, power or privilege hereunder operate as a waiver of any other right, power or privilege hereunder, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

14.3       Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, (b) on the first business day following the date of dispatch if delivered by a nationally recognized next-day courier service, (c) on the tenth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid or (d) if sent by facsimile transmission, with a copy mailed on the same day in the manner provided in (a) or (b) above, when transmitted and receipt is confirmed by telephone.  All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)                if to Parent, Merger Sub or KLO Merger Sub:

1 Icon

Foothill Ranch, California  92610

Attention:  Cos Lykos, VP Business Development

Fax No.:  (949) 454-0394

with a copy to:

Latham & Watkins LLP

650 Town Center Drive, Suite 2000

Costa Mesa, CA 92626

Attention:  Cary K. Hyden

Fax No.: (714) 755-8290

(b)               if to the Selling Entities (prior to the Closing), the Company Shareholders or the KLO Shareholders:

Oliver Peoples, Inc.

8447 Wilshire Blvd, 4th Floor

Beverly Hills, CA 90211

Attention:  Chief Executive Officer

Fax No.:  (323) 951-0030

with a copy to:

Milbank, Tweed, Hadley and McCoy LLP

601 South Figueroa Street

30th Floor

Los Angeles, CA 90017

Attention:  Neil J Wertlieb

Fax No.: (213) 892-4710

and:

Browne Woods & George LLP

450 North Roxbury Drive, 7th Floor

Beverly Hills, CA 90210

Attention:  Peter W. Ross, Esq.

Fax No.: (310) 275-5697

and:

Anthony R. Pierno, Esq.

45571 Edgehill Drive

Palm Desert, CA 92270

Fax No.: (760) 341-7597

(After March 1, 2006)

92 Avenue Lirio Blanco

Rancho Mirage, CA 92770

Fax No.: (760) 341-7597

(c)                if to the Seller Representative:

Lorence H. Leight

c/o Oliver Peoples, Inc.

8447 Wilshire Blvd., 4th Floor

Beverly Hills, CA 90211

Fax No.: (323) 951-0030

and:

Kenneth Schwartz

417 19th Street

Manhattan Beach, CA  90266

Fax No.:  (310) 546-9870

and

Anthony R. Pierno, Esq.

73255 El Paseo, Suite #11

Palm Desert, CA 92260

Fax No.: (760) 341-7597

with a copy to:

Milbank, Tweed, Hadley and McCoy LLP

601 South Figueroa Street

30th Floor

Los Angeles, CA 90017

Attention:  Neil J Wertlieb

Fax No.: (213) 892-4710

and:

Browne Woods & George LLP

450 North Roxbury Drive, 7th Floor

Beverly Hills, CA 90210

Attention:  Peter W. Ross, Esq.

Fax No.: (310) 275-5697

14.4       Interpretation.  When a reference is made in this Agreement to articles, sections, exhibits or schedules, such reference shall be to an article or section of or exhibit or schedule to this Agreement unless otherwise indicated. The table of contents, glossary of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  Each party hereto has participated jointly in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden or proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.  Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the content requires otherwise.

14.5      Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

14.6           Entire Agreement; No Third Party Beneficiaries.

(a)                This Agreement and all documents and instruments referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, which shall survive the execution and delivery of this Agreement.

(b)               This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than the Company Shareholders and the KLO Shareholders, each of whom shall be third party beneficiaries of this Agreement.

(c)                After the Closing, the Seller Representative shall be entitled to enforce the rights of the Company Shareholders and the KLO Shareholders and all other rights granted to the Seller Representative under this Agreement.

14.7       Governing Law.  This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to the Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed and construed in accordance with the laws of the State of California, applicable to contracts executed in and to be performed entirely within the State of California, without regard to the laws that might be applicable under conflicts of laws principles.

14.8       Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.  Any provision of this Agreement held invalid or unenforceable only in part, degree or certain jurisdictions will remain in full force and effect to the extent not held invalid or unenforceable.  To the extent permitted by applicable law, each party waives any provision of law which renders any provision of this Agreement invalid, illegal or unenforceable in any respect.

14.9       Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise, including, without limitation, by merger or consolidation), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

14.10    Mediation.  Except as set forth in Sections 3.4(b) and 12.5, in the event there is any controversy, dispute or claim between the parties to this Agreement, including any claim arising out of, in connection with, or in relation to the interpretation, performance or breach of this Agreement which cannot be resolved by the parties, the parties agree to employ a mediator from the AAA to assist them in reaching resolution of such controversy, dispute or claim according to the Commercial Mediation Rules of the AAA. The mediator shall be a corporate attorney practicing in Orange County, California, with at least fifteen (15) years experience in mergers and acquisitions.  The fees and expenses of the mediator shall be shared equally by the parties to such mediation.  If after reasonable efforts, and over a period of sixty (60) days, the parties are unable to reach agreement on such dispute utilizing the mediator, the parties shall be permitted to proceed exclusively in binding arbitration under the Commercial Arbitration Rules of the AAA in Orange County, California.  In connection with any AAA arbitration conducted under this Section 14.10, the arbitrator(s) shall have jurisdiction to permit the use of any discovery procedures available under the California Code of Civil Procedure upon a showing that good cause exists for such discovery.  In the event the amount in controversy exceeds $1,000,000, the claim shall be decided by a three-arbitrator panel selected in accordance with AAA rules.  The award of such arbitrator may be confirmed as a judgment in any court of competent jurisdiction.

14.11     Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

14.12     Acknowledgment.  Each of the Selling Entities, the Company Shareholders and the KLO Shareholders hereby acknowledges that such party has had reasonable opportunity to read and understand this Agreement and their respective legal counsel has had reasonable opportunity to review and comment on this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Parent, Merger Sub, KLO Merger Sub, the Company and KLO have caused this Agreement to be executed as of the date first above written.

OAKLEY, INC.,
a Washington corporation

By:       _____/s/  Cosmas N. Lykos_____________

            Cosmas N. Lykos

            Vice President, Business Development

HELMS Acquisition Corp. 1,
a California corporation

By:       _____/s/ Cosmas N. Lykos______________

            Cosmas N. Lykos

            Vice President and Secretary

HELMS Acquisition Corp. 2,
a California corporation

By:       _____/s/ Cosmas N. Lykos______________

            Cosmas N. Lykos

            Vice President and Secretary

OLIVER PEOPLES, INC.,
a California corporation

By:       _____/s/ Lorence H. Leight_____________

            Lorence H. Leight

            Chief Executive Officer

KENNETH LORENCE OPTICIANS, INC.,
a California corporation

By:       _____/s/ Lorence H. Leight_____________

            Lorence H. Leight

            Chief Executive Officer